Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

by and among

DOUGLAS DYNAMICS, INC.,
as “Buyer,”

DDIZ ACQUISITION, INC.,
as “Acquisition Sub,”

HENDERSON ENTERPRISES GROUP, INC.,
as “Enterprises,”

and

LYNN E. GORGUZE,
as “Stockholder Representative”

Dated as of

November 24, 2014

i

ii

iii

MERGER AGREEMENT

This Merger Agreement (this “Agreement”), dated as of November 24, 2014, is entered into by and among Douglas Dynamics, Inc., a Delaware corporation (“Buyer”), DDIZ Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), Henderson Enterprises Group, Inc., a Delaware corporation (“Enterprises”), and, solely in such capacity, Lynn E. Gorguze (the “Stockholder Representative”).

RECITALS

WHEREAS, Enterprises owns all of the issued and outstanding shares of common stock, par value $0.01 (the “Company Common Stock”), of Henderson Products, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Acquisition Sub is a wholly-owned subsidiary of Buyer; and

WHEREAS, Buyer desires to obtain control of Enterprises and the Company through the merger of Acquisition Sub with and into Enterprises (the “Merger”), with Enterprises being the surviving corporation in the Merger (the “Surviving Entity”), all pursuant and subject to the terms and conditions set forth herein; and

WHEREAS, pursuant to the terms of this Agreement, each of the issued and outstanding shares of common stock, par value $0.01, of Enterprises (each a “Share” and, collectively, the “Shares”) shall be converted at the Effective Time (as defined below) into the right to receive the Per Share Consideration (as defined below) pursuant to the terms set forth in this Agreement; and

WHEREAS, to induce Buyer to enter into this Agreement, certain holders of the Shares have agreed to enter into a Lock-Up and Voting Agreement in which they, among other things, agree to forego any transfer of the Shares without the consent of Buyer and further to vote in favor of the Merger and this Agreement at any meeting of the holders of the Shares or to give such written consents as are required to approve the Merger and this Agreement (each a “Voting Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Action” means any complaint, action, suit, litigation, proceeding, arbitration or other alternate dispute resolution procedure, demand, claim, investigation or inquiry, whether civil, criminal or administrative.

“Acquisition Proposal” shall mean (a) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving Enterprises or the Company, (b) any proposal or offer to acquire in any manner, directly or indirectly, any right in a material portion of the assets of Enterprises or the Company other than proposals or offers to acquire inventory in the ordinary course of business consistent with past practice or (c) any proposal or offer to acquire in any manner, directly or indirectly, any right in any Equity Interests of Enterprises or the Company, provided that neither the issuance by Enterprises of Shares in connection with the exercise of vested Enterprise Options nor the transfer by any Stockholder to an Affiliate of Lynn E. Gorguze of Shares constituting, in the aggregate, up to 10.00% of the issued and outstanding Shares shall constitute an Acquisition Proposal.

“Adjustment Escrow Account” means the account established with the Escrow Agent pursuant to the Escrow Agreement into which the Adjustment Escrow Amount will be deposited at the Closing for the purposes of making funds available for payment by the Stockholders pursuant to Section 2.04(c) hereof.

“Adjustment Escrow Amount” means $1,500,000.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing and without limitation, each Stockholder shall be deemed an Affiliate of Enterprises and the Company.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Manchester, Iowa are authorized or required by Law to be closed for business.

“Cameron” means Cameron Holdings Corporation, a California corporation.

“Cameron Agreements” means (a) that certain Financing Advisory Services Agreement by and between Enterprises and Cameron dated December 3, 2009, (b) that certain Transaction Advisory Services Agreement by and between Enterprises and Cameron dated December 3, 2009, (c) that certain Amended and Restated Management Advisory, Strategic Planning and Consulting Services Agreement by and between the Company and Cameron dated March 26, 2013, and (d) each other contract between Enterprises or the Company and Cameron.

“Capitalization Table” means the capitalization table of Enterprises attached to the Closing Direction Letter and setting forth the name of each Stockholder and the number of Shares held by such Person as of immediately prior to the Effective Time.

“Cash and Cash Equivalents” means, with respect Enterprises and the Company and without duplication: (a) the aggregate amount of all of the assets held by Enterprises and the Company and set out on the Closing Balance Sheet which are: (i) cash; (ii) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof; (iii) time deposits and certificates of deposit of any commercial bank; and (iv) investments in money market funds, net of (b) all outstanding checks, determined in accordance with GAAP.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Certificate” means each certificate that represented Shares prior to the Effective Time.

“Closing Cash” means the Option Proceeds and the Cash and Cash Equivalents of Enterprises and the Company, on a consolidated basis and without duplication, determined as of 11:59 p.m. Manchester, Iowa time on the Closing Date.

“Closing Direction Letter” means a certificate, signed by an officer of Enterprises and by the Stockholder Representative, (a) setting forth, with reasonable specificity, (i) the calculation of the

Stockholder Closing Payment Amount and (ii) each Person entitled to a payment pursuant to Section 2.02, the amount due to such Person and the applicable wire instructions for the payment of all amounts due and payable, including all amounts and instructions set forth on the Payoff Letters with respect to the payment of the Closing Repaid Indebtedness as of the Closing; (b) setting forth the amount of all Prior Contingent Payments; and (c) attaching the Capitalization Table.

“Closing Payments” means all out-of-pocket costs, fees and expenses of the Stockholders, the Stockholder Representative, Enterprises and the Company, including any fees and expenses of any of their respective agents, representatives, brokers, finders, legal counsel, financial advisors, investment bankers, and accountants, incurred or payable by the Stockholders, the Stockholder Representative, Enterprises or the Company in connection with the negotiation or consummation of this Agreement or the transactions contemplated hereby (including any negotiation, legal, travel, and due diligence expenses), in each case that remain unpaid as of the Closing, including, without limitation, (a) any and all payments to be made pursuant to the Cameron Agreements, (b) any and all payments to be made arising out of or relating to the delivery to Buyer of a title insurance commitment and related endorsements contemplated by and in accordance with Section 6.12 (including any premiums associated therewith), and (c) any and all payments to be made arising out of or relating to the delivery to Buyer of the survey contemplated by and in accordance with Section 6.13.

“Closing Repaid Indebtedness” means the aggregate amount of all obligations required to be satisfied on the Closing Date (a) to secure the release of all Encumbrances, other than the Permitted Encumbrances, on the properties and assets of Enterprises and the Company, including without limitation, on the Company Common Stock, and (b) to discharge all Indebtedness of Enterprises and the Company.

“Closing Working Capital” means the Current Assets minus the Current Liabilities, determined as of 11:59 p.m. Manchester, Iowa time on the Closing Date, as calculated consistently with past practice using the methodology shown on Exhibit A hereto which sets forth the general ledger accounts on the books and records of Enterprises and the Company which are to be included in, or excluded from, the balance sheet line items used in determining the Current Assets and Current Liabilities.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 11, 2014, between Buyer and Enterprises.

“Current Assets” means only the “accounts receivable” (excluding Cash and Cash Equivalents) “inventory,” and “prepaid and other current assets” of Enterprises and the Company, on a consolidated basis, as set forth on the applicable balance sheet of Enterprises and the Company, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end and as calculated on Exhibit A hereto (provided that, if there is a conflict or inconsistency between GAAP and the Audited Financial Statements or Exhibit A, GAAP shall control except that in no event shall Cash and Cash Equivalents be included as Current Assets).  For the avoidance of doubt, such amount shall exclude any amount for Taxes based on the income of Enterprises or the Company.

“Current Liabilities” means only the “accounts payable” (but excluding the outstanding checks portion thereof which are included in the definition of Cash and Cash Equivalents) and “accrued expenses” (but excluding the “accrued interest” element thereof) of Enterprises and the Company, on a consolidated basis, as set forth on the applicable balance sheet of Enterprises and the Company, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end and as calculated on Exhibit A hereto (provided that, if there is a conflict or inconsistency between GAAP and the Audited Financial Statements or Exhibit A, GAAP shall control except that in no event shall the outstanding checks portion thereof which are included in the definition of Cash and Cash Equivalents constitute Current Liabilities).  For the avoidance of doubt, such amount shall exclude any amount for Taxes based on the income of Enterprises or the Company and any Closing Repaid Indebtedness and shall exclude any accrual or liability for the Deal Bonus Payments to be paid at or after the Closing pursuant hereto (but Current Liabilities shall include the employer portion of any payroll Taxes attributable to the Deal Bonus Payments or the exercise of any Enterprise Options).

“Data Room” means the electronic documentation site established on behalf of Enterprises and the Company at https://datasite.merrillcorp.com, as it exists on the date immediately preceding the date of this Agreement (an electronic copy of which Enterprises has supplied to Buyer and the Stockholders Representative).

“Deal Bonus Payments” means the payments set forth under the heading “Deal Bonus Payments” on Section 4.18(a) of the Disclosure Schedules, which shall become due and owing by Enterprises and the Company at the Closing.

“DGCL” means the Delaware General Corporation Law, 8 DEL. CODE § 101, et. seq., as amended.

“Disclosure Schedules” means the Disclosure Schedules delivered by Enterprises and Buyer concurrently with the execution and delivery of this Agreement.

“Distributor” means any Person that has, at any time since January 1, 2013, purchased for resale, directly from Enterprises or the Company, products manufactured and/or marketed by Enterprises or the Company.

“Distributorship Law” means any statutory Law specifically applicable to the relationship between manufacturers and third parties who purchase for resale products manufactured and/or marketed by such manufacturers and providing terms and conditions concerning such relationship. For the avoidance of doubt, Distributorship Laws does not include any other Law governing the relationship between contracting parties, including, without limitation, the Uniform Commercial Code.

“Dollars or $” means the lawful currency of the United States.

“Employees” means those Persons employed by the Company immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other encumbrance.

“Environmental Claim” means any Action by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Encumbrance” means (a) any Encumbrance, (b) any voting trust, proxy, power of attorney or similar instrument, (c) any right or privilege capable of becoming a voting trust, proxy, power of attorney or other instrument affecting the applicable Equity Interest and (d) any restriction affecting the ability of any holder of the applicable Equity Interest to exercise all ownership rights thereto.

“Equity Interests” means (a) any shares of capital stock, (b) any partnership interests, (c) any membership or limited liability company interests or units, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, capital stock, partnership interests, membership or limited liability company interests or units, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for capital stock, partnership interests, membership or limited liability company interests or units, or any other equity securities, (g) any other interest classified as an equity security of a Person and (h) any bonds, debentures, notes or other indebtedness of any Person having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of any of the foregoing may vote.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business that, together with such Person, is a member of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group within the meaning of Section 414(b), (c) or (m) of the Code.

“Escrow Agent” means U.S. Bank National Association in its capacity as “Escrow Agent” pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, Stockholder Representative and the Escrow Agent, in a form mutually agreed to by them.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local, foreign or supranational government or political subdivision thereof, or any agency, instrumentality, commission, board or other body of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, plan, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, (a) all obligations of Enterprises and the Company for borrowed money, including all obligations evidenced by bonds, debentures, notes, mortgages (including chattel mortgages) or other similar instruments; (b) all obligations of Enterprises and the Company as lessee that are capitalized on the books of Enterprises and the Company; (c) all obligations of Enterprises and the Company in respect of performance bonds, banker’s acceptances and letters of credit (including standby letters of credit), except for the obligations set forth on Section 1 of the Disclosure Schedules (which shall not constitute Indebtedness), and (d) all obligations of others guaranteed by Enterprises and the Company, including contingent obligations and obligations under derivative, hedging, swap, foreign exchange or similar instruments.  “Indebtedness” includes (i) any and all accrued interest, prepayment premiums, make-whole premiums or penalties and fees or expenses (including attorneys’ fees) associated with the prepayment of any Indebtedness and (ii) cash or bank account overdrafts.  For the avoidance of all doubt, Indebtedness does not include any (A) trade accounts payable arising in the ordinary course of business consistent with past practice, (B) employee compensation and other obligations arising from employee benefit programs and agreements payable at times, and in amounts, in the ordinary course of business consistent with past practice or (C) obligations in respect of customer advances received in the ordinary course of business consistent with past practice.

“Indemnification Escrow Account” means the account established with the Escrow Agent pursuant to the Escrow Agreement into which the Indemnification Escrow Amount will be deposited at the Closing for the purposes of making funds available for payment by the Stockholders pursuant to Section 2.04(c) and Article VIII hereof.

“Indemnification Escrow Amount” means an amount equal to $9,000,000.

“Inventory” means all inventories of raw materials, work in process and finished goods of Enterprises and the Company (including all such in transit, whether to or from Enterprises or the Company), and all spare, service and repair parts, supplies and components held for sale of Enterprises and the Company, together with related packaging materials.

“Knowledge” means: (a) with respect to Enterprises, the actual knowledge of Mart E. Ward, Steve Hoeger, Jeff Colbert, Glenn Beck, Cari Wright, Gary Thomas and Shane Chesmore, in each case, after reasonable inquiry and investigation; and (b) with respect to Buyer, the actual knowledge of the Chief Financial Officer and Senior Vice President for Operations of Buyer, in each case, after reasonable inquiry and investigation.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means (a) all claims, deficiencies, costs, expenses, fines, obligations and liabilities, (b) all losses, damages, judgments, awards, penalties and settlements, (c) all demands, claims, suits, Actions, causes of action, proceedings and assessments and (d) all reasonable out-of-pocket costs and expenses (including interest (but excluding prejudgment interest in any litigated or arbitrated matter other than that payable to a third party), court costs and reasonable fees and expenses of attorneys and expert witnesses) of investigating, defending or asserting any of the foregoing.

“Material Adverse Effect” means any event, occurrence, fact, condition or change (or series or combinations thereof) that is materially adverse to (a) the business, results of operations, financial condition, assets, liabilities or operations of Enterprises and the Company, on a consolidated basis, or (b) the ability of Enterprises or the Company to consummate the transactions contemplated hereby without material delay; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) general economic conditions or general political conditions; (ii) conditions generally affecting the industries in which the Company operates, except to the extent that those events, occurrences, facts, conditions or changes disproportionately impact (relative to similarly situated businesses) the business, results of operations, properties, financial condition, assets or liabilities of Enterprises and the Company; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement or any action taken (or omitted to be taken) with the prior written consent of or at the written request of Buyer; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the interpretation thereof, in each case, after the Closing; (vii) the announcement of the transactions contemplated by this Agreement; (viii) any natural disaster or acts of God; or (ix) any failure by Enterprises or the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Option Plan” means that certain Henderson Enterprises Group, Inc., 2009 Stock Option Plan, as amended from time to time.

“Organizational Documents” means (a) the articles or certificate of incorporation and the by-laws of a corporation; (b) the certificate or articles of formation or organization and operating agreement, limited liability company agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person; (f) the declaration of trust, trust agreement, or other similar governing document of any trust; and (g) any amendment to or restatement of any of the foregoing.

“Other Material Contracts” means the following contracts or other agreements, whether or not set forth in the Disclosure Schedule:  (a) each contract or other agreement of the type described in Section

4.11; (b) each contract or other agreement of the type described in Section 4.12(b); and (c) each contract or other agreement that constitutes a Benefit Plan.

“Payoff Letter” means the letters, in form and substance acceptable to Buyer, which (in the aggregate) provide for (a) the release of all Encumbrances, other than the Permitted Encumbrances, on the properties and assets of Enterprises and the Company, including without limitation, on the Company Common Stock, and (b) the discharge and satisfaction of all Indebtedness, in each case, following satisfaction of the terms contained in such letters.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Pre-Closing Taxes” shall mean any Loss, claim, liability, expense or other damage attributable to (a) all Taxes (or the non-payment thereof) of Enterprises or the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Enterprise or the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (c) any and all Taxes of any person (other than Enterprises or the Company) imposed on either Enterprises or the Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, (d) the employer portion of any payroll Taxes incurred in connection with the Deal Bonus Payments or the exercise or cancellation of any option under the Option Plan (whether or not in a period starting before or after the Closing Date), (e) any failure to withhold Taxes or other amounts in connection with the exercise or cancellation of any option under the Option Plan occurring on or before the Closing Date or the vesting of restricted property on or before the Closing Date, except to the extent any Deal Bonus Payments or payments to Employee Optionholders are made by the Company after the Closing Date and Buyer fails to cause Enterprises or the Company to withhold all appropriate amounts from such payments, and (f) all Taxes (whether or not in a period starting before or after the Closing Date) resulting from a breach of a representation or warranty contained in Section 4.20(a)(x) determined without regard to any disclosures with respect thereto, whether in the Disclosure Schedules or otherwise, provided, however, that in the case of subclauses (a), (b), (c) and (d) above, Pre-Closing Taxes shall include only Taxes that exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) to the extent included as Current Assets or Current Liabilities, as applicable, on the Closing Balance Sheet (as finally adjusted in accordance with Section 2.04(d)). In the case of any taxable period that includes (but does not end on) the Closing Date, the amount of any Taxes based on or measured by income, disbursement (including payroll), or receipts of Enterprises or the Company shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which either Enterprises or the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Pre-Closing Taxes shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in the taxable period.

“Prior Contingent Payments” means the aggregate amount paid by the Company through the Closing Date pursuant to Section 4(B) of the contract described in Item 1 of Section 4.11(a)(ix) of the Disclosure Schedules.

“Regulatory Laws” means any Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition (including the HSR Act and similar Laws).

“Related Party Agreements” means all contracts and other agreements between Enterprises or the Company, on the one hand, and any Stockholder or any Affiliate of any Stockholder or Enterprises, on the other hand, including all Cameron Agreements.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, agents and other representatives of such Person.

“Second Request” means a Request for Additional Information and Documentary Materials, more commonly referred to as a Second Request, issued under the provisions of the HSR Act.

“Stockholder” means each holder of Shares immediately prior to the Effective Time.

“Stockholder Approval” means the approval of this Agreement and the transactions contemplated hereby (including, without limitation, the Merger) by the holders of the Shares, all in accordance with and as required or permitted by the DGCL.

“Stockholder Closing Payment Amount” means the Purchase Price (prior to application of the Closing Cash Adjustment and the Working Capital Adjustment) (a) minus the Adjustment Escrow Amount, (b) minus the Indemnification Escrow Amount, (c) minus the Closing Repaid Indebtedness, (d) minus the Closing Payments, (e) minus the Deal Bonus Payments, and (f) minus the Stockholder Representative Retained Amount.

“Stockholder Representative Retained Amount” means $500,000.

“Stockholders Agreement” means that certain Stockholders Agreement by and among Enterprises and the Stockholders dated December 3, 2009.

“Target Working Capital” means $18,000,000.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” or “Tax,” as applicable, means all federal, state, local, foreign and other income, gross receipts, sales, use, production, estimated, alternative minimum, add-on minimum, commercial activities, registration, value added, excise, natural resources, occupation escheat, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security, disability, license, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, special assessments, capital stock, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

Other capitalized terms utilized herein have the meanings ascribed to such terms in the following sections:

“Acquisition Engagement”	Section 11.13
“Acquisition Sub”	Preamble
“Adjustment”	Section 2.04
“Adjustment Statement”	Section 2.04(b)(i)
“Agreement”	Preamble
“Appraisal Demand”	Section 3.04(c)
“Audited Financial Statements”	Section 4.07
“Balance Sheet”	Section 4.07
“Balance Sheet Date”	Section 4.07
“Benefit Plan”	Section 4.18(a)
“Buyer”	Preamble
“Buyer Benefit Plans”	Section 6.03(b)
“Buyer Indemnified Parties”	Section 8.02
“Certificate of Merger”	Section 2.02(c)
“Closing”	Section 2.01
“Closing Balance Sheet”	Section 2.04(b)(i)
“Closing Cash Adjustment”	Section 2.04(a)(i)
“Closing Date”	Section 2.01
“Commercially Available Software”	Section 4.13(b)
“Commitment Letter”	Section 5.05
“Company”	Recitals
“Company Common Stock”	Recitals
“Company Continuing Employee”	Section 6.03(a)
“Company Intellectual Property”	Section 4.13(b)
“Debt Financing”	Section 6.17
“Deductible”	Section 8.04(a)
“Direct Claim”	Section 8.05(c)
“Disputed Amounts”	Section 2.04(d)(iii)
“Dissenting Shares”	Section 3.04(a)
“Distribution Agreement”	Section 4.10(a)
“Drop Dead Date”	Section 10.01(b)(i)
“Effective Time”	Section 2.02(c)
“Employee Optionholder”	Section 3.06(b)
“Enterprises”	Preamble
“Enterprises Board Recommendation”	Section 4.01(c)
“Enterprises Options”	Section 4.03(a)
“Expiration Date”	Section 8.01
“Financial Statements”	Section 4.07
“Fundamental Representations”	Section 8.01
“Indemnified Party”	Section 8.04

“Indemnifying Party”	Section 8.04
“Independent Accountants”	Section 2.04(d)(iii)
“Insurance Policies”	Section 4.14
“Intellectual Property”	Section 4.13(a)
“Interim Balance Sheet”	Section 4.07
“Interim Financial Statements”	Section 4.07
“Great American”	Section 6.24
“Leased Real Property”	Section 4.12(b)
“Lender”	Section 5.05
“Letter of Credit”	Section 6.24
“Merger”	Recitals
“NOL Payment Amount”	Section 6.26
“Option Proceeds”	Section 6.15
“Owned Real Property”	Section 4.12(b)
“Pending Claims”	Section 8.08
“Per Share Consideration”	Section 2.05
“Permitted Encumbrances”	Section 4.12(a)(ii)
“Pre-Closing Tax Return”	Section 6.25(a)
“PrivateBank”	Section 6.24
“Purchase Price”	Section 2.03
“Qualified Benefit Plan”	Section 4.18(b)
“Real Property”	Section 4.12(b)
“Real Property Lease”	Section 4.12(b)
“Recomputation Event”	Section 6.26(c)
“Resolution Period”	Section 2.04(d)(ii)
“Review Period”	Section 2.04(d)(i)
“SEC”	Section 6.23
“Shares”	Recitals
“Statement of Non-Objection”	Section 2.04(d)(i)
“Statement of Objections”	Section 2.04(d)(ii)
“Stockholder Approval Packet”	Section 6.19(a)
“Stockholder Representative”	Preamble
“Stockholder Representative Losses”	Section 9.04
“Straddle Tax Return”	Section 6.25(b)
“Surviving Entity”	Recitals
“Tax Asset”	Section 6.26
“Third-Party Claim”	Section 8.05(a)(i)
“Tax Return Amendment”	Section 6.25(e)
“Transmittal Letter”	Section 3.05(a)
“Voting Agreement”	Recitals
“Waived 280G Benefits”	Section 6.14
“Working Capital Adjustment”	Section 2.04(a)(ii)
“Written Consent”	Section 6.19(a)

ARTICLE II
CLOSING AND CONSIDERATION

Section 2.01                            Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby shall take place at a closing (the “Closing”) to be held through electronic means or at a place that is mutually acceptable to Enterprises and Buyer or, if they fail to agree, at the office of Polsinelli PC located at 100 S. Fourth Street, St. Louis, Missouri 63102, at 9:00 a.m., local time, on December 31, 2014, or at such other time or on such other date or at such other place as Enterprises and Buyer may mutually agree upon in writing, provided that in no event shall any party be required to effect the Closing if any of the conditions to Closing set forth in Article VII have not been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date) (the day on which the Closing takes place being the “Closing Date”).  Subject to the provisions of Article X, failure to consummate the transactions contemplated hereby on the date and time and at the place determined pursuant to this Section 2.01 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

Section 2.02                            Transactions to be Effected at the Closing.

(a)                                 At the Closing, Buyer shall:

(i)                                     Deliver the Purchase Price (prior to application of the Closing Cash Adjustment and the Working Capital Adjustment) by wire transfer or other immediately available funds (or via the payroll practices of the Company as described below) to the accounts set forth in the Closing Direction Letter as follows:

(A)                               the Adjustment Escrow Amount to the Escrow Agent for deposit in the Adjustment Escrow Account;

(B)                               the Indemnification Escrow Amount to the Escrow Agent for deposit in the Indemnification Escrow Account;

(C)                               the aggregate amount of the Closing Repaid Indebtedness to the respective payees thereof;

(D)                               the Closing Payments to the respective payees thereof;

(E)                                the Deal Bonus Payments to the Company (which Enterprises will cause the Company to pay (1) no later than the next payroll of the Company to the recipients thereof who are employees of the Company and (2) on the Closing Date to any other recipient thereof, in each case, minus the amounts required to be deducted and withheld from the recipient under the Code, any provision of any other applicable Law or any Benefit Plan);

(F)                                 the Stockholder Representative Retained Amount to the Stockholder Representative; and

(G)                               the appropriate portion of the Stockholder Closing Payment Amount payable to those Stockholders that have, as of the Closing Date, complied with Section 3.05 (subject to Section 3.06(b)).

(ii)                                  Deliver to Enterprises and the Stockholder Representative the Escrow Agreement, duly executed by an authorized officer of Buyer and by the Escrow Agent.

(b)                                 At the Closing, Enterprises shall deliver to Buyer:

(i)                                     the Escrow Agreement, duly executed by the Stockholder Representative;

(ii)                                  written resignations of each of the officers and directors of Enterprises and the Company, effective as of the Closing;

(iii)                               the Certificate of Merger, duly executed by Enterprises;

(iv)                              a Noncompetition, Nonsolicitation and Confidentiality Agreement, in the form attached hereto as Exhibit C-1, duly executed by each Person listed on Exhibit C-2;

(v)                                 such affidavits, certificates or agreements as may be reasonably required by the title insurance company approved by Buyer to issue at the Closing title insurance policy (or irrevocable “mark-ups” of the title insurance commitment(s) equivalent to title insurance policy) with respect to the Owned Real Property, dated as of the Closing Date, conforming to the specifications set forth in Section 6.12;

(vi)                              such lien termination statements and similar releases and documents as are necessary to release or terminate all Encumbrances, other than the Permitted Encumbrances, affecting the properties and assets of Enterprises and the Company (including on the Company Common Stock), in form and substance reasonably satisfactory to Buyer; and

(vii)                           the original minute books, stock records and similar organizational documents of Enterprises and the Company.

(c)                                  Subject to the provisions of this Agreement, at the Closing, Enterprises, Buyer and Acquisition Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Enterprises and Buyer in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.03                            Purchase Price.  The “Purchase Price” shall be (a) $95,000,000 minus (b) the difference between $1,150,000 and the Prior Contingent Payments; the Purchase Price shall be subject to adjustment after the Closing pursuant to Section 2.04 and as otherwise set forth herein.

Section 2.04                            Purchase Price Adjustments.   The Purchase Price shall be adjusted by each of the amount equal to the Closing Cash Adjustment and the amount of the Working Capital Adjustment (each an “Adjustment”).

(a)                                 Amounts of Adjustments.

(i)                                     The “Closing Cash Adjustment,” which may be a positive or a negative number, shall be the amount equal to the Closing Cash. To the extent the Closing Cash Adjustment is positive, it shall constitute an increase in the Purchase Price. To the extent the Closing Cash Adjustment is a negative amount, it shall constitute a decrease in the Purchase Price.

(ii)                                  The “Working Capital Adjustment,” which may be a positive or a negative number, shall be the amount equal to the Closing Working Capital minus the Target Working Capital. To the extent the Working Capital Adjustment is positive, it shall constitute an increase in the Purchase Price.

To the extent the Working Capital Adjustment is a negative amount, it shall constitute a decrease in the Purchase Price.

(b)                                 Determination and Payment of Adjustments.

(i)                                     Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Stockholder Representative a balance sheet of Enterprises and the Company, on a consolidated basis, as of 11:59 p.m., Manchester, Iowa time on the Closing Date and taking into account all accruals and other items required to be included therein as a result of the transactions contemplated hereby (the “Closing Balance Sheet”) and a statement (the “Adjustment Statement”): (A) setting forth Buyer’s calculation of the Closing Cash and the Closing Working Capital, in each case, made in a manner consistent with the Closing Balance Sheet and the methodology presented on Exhibit A hereto; (B) setting forth Buyer’s calculation of the amount of the Closing Cash Adjustment; and (C) setting forth Buyer’s calculation of the amount of the Working Capital Adjustment.  The Closing Balance Sheet shall be prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies as were used in the preparation of the Audited Financial Statements for the most recent fiscal year end.  For the avoidance of doubt, neither the Closing Cash Adjustment nor the Working Capital Adjustment shall factor in any assets or liabilities of Acquisition Sub (to the extent in existence prior to the Effective Time) or any assets or liabilities arising from the Debt Financing obtained by Buyer as of the Closing Date.

(ii)                                  Payment of each of the Adjustments shall be due and payable:

(A)                               within five (5) Business Days of the delivery by the Stockholder Representative to the Buyer of a Statement of Non-Objection with respect to both Adjustments;

(B)                               within five (5) Business Days of the conclusion of the Review Period if no Statement of Objections is delivered by the Stockholder Representative to the Buyer with respect to either Adjustment;

(C)                               within five (5) Business Days of the conclusion of the Review Period if a Statement of Non-Objection is delivered by the Stockholder Representative to the Buyer with respect to both Adjustments; or

(D)                               if a Statement of Objections is delivered within the Review Period, then at the conclusion of the Resolution Period; provided, however, that if there is any Disputed Amount at the time of the conclusion of the Resolution Period, then payment of both Adjustments shall be due within five (5) Business Days of the resolution of all Disputed Amounts.

(iii)                               If, after giving effect to both Adjustments, the Purchase Price is decreased, then the Stockholders shall pay the amount of the decrease to Buyer in accordance with Section 2.04(c).  If, after giving effect to both Adjustments, the Purchase Price is increased, then Buyer shall pay the amount of the increase to the Stockholders in accordance with Section 2.04(c).  Neither the amount of the Closing Cash Adjustment nor the amount of the Closing Working Capital Adjustment shall bear interest.

(c)                                  Payments by Stockholders from Adjustment Escrow Account.  To the extent that any payment becomes due and payable by the Stockholders to Buyer pursuant to Section 2.04(b)(iii), such amount shall be released from the Adjustment Escrow Account to Buyer; provided, however, that in the event the total amount due to Buyer shall exceed the Adjustment Escrow Amount, such excess shall be paid from the Indemnification Escrow Account and, within five (5) Business Days after any such payment from the Indemnification Escrow Account, the Stockholders (or the Stockholder Representative on behalf of the Stockholders) shall deposit an amount equal to such payment with the Escrow Agent to be held in the Indemnification Escrow Account in accordance with the Escrow Agreement.  To the extent that any payment becomes due and payable by Buyer to the Stockholders pursuant to Section 2.04(b)(iii), Buyer shall pay to the Stockholder Representative for the benefit of the Stockholders the portion of such amount that is payable to those Stockholders that have complied with Section 3.05 (subject to Section 3.06(b)).  The remainder of the funds in the Adjustment Escrow Account not utilized in connection with a payment described in the first sentence of this Section 2.04(c) shall be released to the Stockholder Representative, for the benefit of Stockholders, not less than five (5) Business Days after the date such payment is made (or if no such payment becomes due and payable by the Stockholders to Buyer pursuant to Section 2.04(b)(iii) upon the final determination of the Adjustments in accordance with Section 2.04(d), not less than five (5) Business Days after the date of such final determination).  The payment provided for in this Section 2.04(c) shall be made pursuant to the most recently received instructions from the recipient to the payor pursuant to this Agreement or such other written instructions delivered to the payor not less than two (2) Business Days prior to such amount becoming due.

(d)                                 Examination and Review.

(i)                                     Examination. After receipt of the Closing Balance Sheet and the Adjustment Statement, the Stockholder Representative shall have thirty (30) days (the “Review Period”) to review the Closing Balance Sheet and the Adjustment Statement. Upon the Stockholder Representative’s reasonable request during the Review Period (and subject to reasonable confidentiality obligations), the Stockholder Representative and the Stockholder Representative’s Representatives shall have reasonable access to the books and records of Enterprises and the Company, and the officers of, and work papers prepared by, Buyer and/or Buyer’s accountants to the extent they are reasonably necessary for the Stockholder Representative to review the Closing Balance Sheet and the calculations set forth in the Adjustment Statement and to such historical financial information relating to the Closing Balance Sheet and the calculations set forth in the Adjustment Statement as the Stockholder Representative may reasonably request for the purpose of reviewing the Closing Balance Sheet and the Adjustment Statement to determine if each was prepared in accordance with Section 2.04(b)(i) and preparing a Statement of Objections, provided that such access shall be in a manner that does not interfere with the normal business operations of Buyer and its Affiliates. At any time during the Review Period, the Stockholder Representative may deliver to Buyer a statement that the Stockholder Representative agrees to the amount of both of the Adjustments (a “Statement of Non-Objection”), and upon the delivery of such statement, the amounts of both Adjustments agreed to and set forth in the Adjustment Statement shall be deemed to be final and binding.

(ii)                                  Objection. On or prior to the last day of the Review Period, the Stockholder Representative may object to the Closing Balance Sheet or either or both of the Adjustments as set forth in the Adjustment Statement by delivering to Buyer a written statement setting forth the Stockholder Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Stockholder Representative’s disagreement therewith (the “Statement of Objections”). If the Stockholder Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Balance Sheet and the Adjustments as set forth in the Adjustment Statement shall be deemed to have been accepted by the Stockholder Representative on behalf of the Stockholders. If the Stockholder Representative delivers the Statement of Objections before the expiration of the Review Period, then (A) neither of the two Adjustments shall be deemed final and binding and (B) Buyer and the Stockholder Representative shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”).  If the same are so resolved within the Resolution Period, the Closing Balance Sheet and the Adjustments as set forth in the Adjustment Statement, with such changes as have been agreed in writing by Buyer and the Stockholder Representative, shall be final and binding.

(iii)                               Resolution of Disputes. If the Stockholder Representative and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then either Buyer or the Stockholder Representative may submit the amounts remaining in dispute (“Disputed Amounts”) for resolution by CliftonLarsonAllen LLP (the “Independent Accountants”).  The Independent Accountants shall, acting as experts and not arbitrators, determine on the basis of the standards set forth in Section 2.04(b)(i), and only with respect to the differences in the Disputed Amounts so submitted to the Independent Accountants (and not by independent review), whether and to what extent, if any, the Closing Balance Sheet and Adjustments as set forth in the Adjustment Statement require adjustment.  In doing so, the Independent Accountants shall decide only the specific items under dispute by the parties and issue their decision for each Disputed Amount within the range of values assigned to each such item in the Closing Balance Sheet and the Statement of Objections, respectively.

(iv)                              Fees of the Independent Accountants. The Independent Accountants shall allocate its fees and expenses between the Stockholder Representative, on behalf of the Stockholders, on the one hand, and Buyer, on the other hand, based upon the portion of the total amount contested that is awarded to each such party.

(v)                                 Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable after their engagement, and absent fraud or manifest error, their resolution of the Disputed Amounts and their adjustments to the Closing Balance Sheet and any Adjustment shall be conclusive and binding.

Section 2.05                            Calculation of Per Share Consideration.  The “Per Share Consideration” shall be: (a) the result of (i) the Stockholder Closing Payment Amount divided by (ii) the number of Shares issued and outstanding immediately prior to the Effective Time; and (b) the right to receive, when, if and as paid, a portion of each amount payable to the Stockholders pursuant to Section 2.04(c), Article VIII and Section 9.05 (as well as any distributions for the benefit of the Stockholders from the Adjustment Escrow Account or the Indemnification Escrow Account in accordance with the Escrow Agreement) equal to the result of (x) such amount divided by (y) the number of Shares issued and outstanding immediately prior to the Effective Time.

ARTICLE III
THE MERGER; CONVERSION OF SHARES; PAYMENTS TO STOCKHOLDERS

Section 3.01                            The Merger.On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Acquisition Sub will merge with and into Enterprises, and (b) the separate corporate existence of Acquisition Sub will cease and Enterprises will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the Surviving Entity).

Section 3.02                            Manner of Merger. At the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a)                                 Each share of the common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Entity.

(b)                                 Each Share issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 3.02(c) and Dissenting Shares as provided in Section 3.04) shall be no longer outstanding and shall be cancelled and retired automatically and shall cease to exist, and shall thereafter by operation of this Section 3.02 be converted into and become solely the right to receive, in exchange for the tender of such Share to Buyer as set forth herein, the Per Share Consideration.

(c)                                  Each Share that is owned directly or indirectly by Enterprises immediately prior to the Effective Time shall be cancelled and retired automatically and shall cease to exist, and no consideration shall be issued in exchange therefor.

At the Effective Time, the stock transfer books of Enterprises shall be closed and no transfer of Shares shall thereafter be made.  If, at or after the Effective Time, Certificates are presented to Buyer or the Surviving Entity for any reason, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Agreement.

Section 3.03                            Effects of the Merger.The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto:

(a)                                 From and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Enterprises and Acquisition Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions and duties of each of Enterprises and Acquisition Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Entity.

(b)                                 At the Effective Time, (i) the certificate of incorporation of Enterprises as in effect immediately prior to the Effective Time shall be amended to reflect only the provisions set forth in the certificate of incorporation of Acquisition Sub, and the certificate of incorporation of Enterprises, as so amended, shall be the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (ii) the by-laws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Entity until thereafter amended in accordance with the terms thereof and the certificate of incorporation of the Surviving Entity or as provided by applicable Law.

(c)                                  The directors and officers of Acquisition Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Entity.

Section 3.04                            Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary, but only to the extent required by the DGCL, Shares issued and outstanding immediately prior to the Effective Time and held by a Stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such Stockholder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into a right to receive any consideration hereunder, but instead shall be converted into only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such Stockholder fails to perfect, withdraws or loses such Stockholder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such Stockholder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the consideration to which such Stockholder is entitled pursuant to Section 3.02(b), without interest thereon, upon surrender of the Certificates for such Shares together with a Transmittal Letter and related documentation.

(b)                                 Enterprises shall provide Buyer prompt written notice of any demands received by Enterprises for appraisal of Shares, any attempted withdrawal of any such demand and any other demand, notice or instrument delivered to Enterprises prior to the Effective Time pursuant to the DGCL that relates to such demand or a purported right of appraisal.  Buyer and the Surviving Entity shall provide the Stockholder Representative prompt written notice of any demands received by Buyer or the Surviving Entity for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to Buyer or the Surviving Entity after to the Effective Time pursuant to the DGCL that relates to such demand or a purported right of appraisal.

(c)                                  Enterprises (prior to the Effective Time) or the Stockholder Representative (after the Effective Time) shall be entitled to control all negotiations and proceedings with respect to demands for appraisal in respect of any Shares (the “Appraisal Demand”); provided, however, that Enterprises (prior to the Effective Time) and the Stockholder Representative (after the Effective Time) shall not enter into settlement of any Appraisal Demand without the prior written consent of the Buyer and (after the Effective Time) the Surviving Entity (which consent shall not be unreasonably withheld or delayed), except to the extent that such settlement does not lead to liability or the creation of a financial or other obligation on the part of Buyer or the Surviving Entity, other than the payment of the Per Share Consideration hereunder and provides, in customary form, for the unconditional release of Buyer, the Surviving Entity and the Company from all liabilities and obligations in connection with such Appraisal Demand.  In the event of any settlement with or judgment in favor of a holder of Dissenting Shares, the aggregate liability and obligation of Buyer, the Surviving Entity and the Company with respect to any amounts becoming due to such holder shall be limited in all events to the payment of Per Share Consideration which would otherwise be payable to such holder upon the conversion of such Shares pursuant to this Agreement.

Section 3.05                            Exchange Procedures for Shares.

(a)                                 Not later than one (1) Business Day following the Effective Time, Buyer shall mail to each Stockholder whose Shares were converted into the right to receive Per Share Consideration under Section 3.02(b) a letter of transmittal in the form of Exhibit B hereto (the “Transmittal Letter”) containing instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Per Share Consideration (excluding those Stockholders who have received the Transmittal Letter pursuant to Section 6.19(a)).  Upon the surrender of Certificates (or effective affidavits of loss in lieu thereof) to Buyer together with such Transmittal Letter, duly completed and validly executed in accordance with the instructions thereto, and such other documents that Buyer reasonably requires, the holder of such Certificates shall be entitled to receive in exchange therefor, and Buyer shall, as soon as is practicable (but in no event prior to the Closing), deliver to such holder immediately available U.S. funds (subject to Section 3.06(b)) the portion of the Per Share Consideration consisting of an amount per Share represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) equal to the result of (i) the Stockholder Closing Payment Amount divided by (ii) the number of Shares issued and outstanding immediately prior to the Effective Time.

(b)                                 If any portion of the Per Share Consideration consisting of an amount payable to the Stockholders pursuant to Section 2.04(c), Article VIII and Section 9.05 (or any distribution for the benefit of the Stockholders from the Adjustment Escrow Account or the Indemnification Escrow Account in accordance with the Escrow Agreement) become payable, Buyer or the Stockholder Representative (as applicable) shall, as soon as is practicable, but in no case prior to the proper surrender of such Stockholder’s Certificates (or effective affidavits of loss in lieu thereof) and related Transmittal Letters, deliver to each Stockholder whose Shares were converted into the right to receive Per Share Consideration, immediately available U.S. funds (subject to Section 3.06(b)) in an amount per Share represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) equal to the result of: (i) the amount so payable divided by (ii) the number of Shares issued and outstanding immediately prior to the Effective Time.

(c)                                  If any Certificate has been or is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that a Certificate has been lost, stolen, or destroyed and an indemnity against any claim that may be made against Buyer, the Surviving Entity or any of their respective Affiliates with respect to such Certificate, in form and substance satisfactory to Buyer, such Person shall be paid the proper consideration upon compliance with the other provisions of this Section 3.05 and no bond shall be required.

(d)                                 No part of the consideration to which a holder of Shares immediately prior to the Effective Time is entitled hereunder may be issued to a Person other than that the Person to which the Certificate surrendered in exchange therefor is registered on the books and records of Enterprises, except in the case of the death of such Person.  In the case of the death of any Person to which any Certificate is registered on the books and records of Enterprises, it shall be a condition of the issuance of any consideration in exchange for such Certificate that (i) the Person claiming such consideration present to Buyer a death certificate and other documentation reasonably acceptable to Buyer to show the disposition of the Shares formerly held by such deceased Person to the Person requesting such consideration and (ii) the Person requesting such consideration shall pay any transfer or other Taxes required by reason of the issuance funds in any name other than that of the registered holder of the Certificate as set forth on the books and records of Enterprises, or otherwise required, or shall establish to the satisfaction of Buyer that such tax has been paid or is not payable.

(e)                                  Any portion of the Per Share Consideration or other portion of the Purchase Price that remains unclaimed by Stockholders on the date that is five (5) years after the Effective Time or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Law, become the property of the Surviving Entity, free and clear of all claims or interests of any Person previously entitled thereto.

(f)                                   None of Buyer, Acquisition Sub, Enterprises, the Surviving Entity, the Company or their respective Representatives shall be liable to any Person in respect of any Per Share Consideration or other portion of the Purchase Price delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.06                            Tax Withholding.

(a)                                 Buyer, the Surviving Entity and the Company (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person the amounts required to be deducted and withheld under the Code, any provision of any other applicable Law or any Benefit Plan.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of whom such deduction and withholding was made.

(b)                                 Notwithstanding anything to the contrary in this Agreement, to the extent any Stockholder acquired Shares in connection with the exercise of a compensatory stock option issued to any employee (or former employee) and the Stockholder has not satisfied in full the amounts to be withheld in connection with such exercise (an “Employee Optionholder”), Buyer may satisfy its obligation to pay to the Employee Optionholder amounts pursuant to Section 2.02(a)(i)(G) and Section 2.04(c) by paying the amounts owed with respect to Section 2.02(a)(i)(G) and  Section 2.04(c), as applicable, with respect to such Shares to the Company (instead of the Employee Optionholder or the Stockholders Representative for the benefit of such Person).  Enterprises shall cause the Company to pay such amounts to the Employee Optionholder, less any amount required to be withheld pursuant to the exercise of the underlying option or otherwise required to be withheld, to the Employee Optionholder via the Company’s payroll system no later than the next payroll of the Company.  For purposes of valuing the Shares upon exercise, Enterprises shall cause the Company to assume that the value any Enterprises Option exercised after the date of this Agreement shall be equal (on a per Share basis) to (i) the sum of the Adjustment Escrow Amount, the Indemnification Escrow Amount, the Stockholder Representative Retained Amount and the Stockholder Closing Payment Amount, divided by (ii) the number of Shares issued and outstanding immediately prior to the Effective Time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ENTERPRISES

Enterprises represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date of this Agreement and that such statements will remain true and correct through and including the Closing Date with reference to the facts and circumstances then existing.

Section 4.01                            Organization and Authority of Enterprises.

(a)                                 Enterprises is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Enterprises has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and, subject only to Stockholder Approval in the case of the consummation of the Merger, to consummate the transactions contemplated hereby, and to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Enterprises is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(b)                                 The execution and delivery by Enterprises of this Agreement, the performance by Enterprises of its obligations hereunder and the consummation by Enterprises of the transactions contemplated hereby have been duly authorized by the Board of Directors of Enterprises.  No other or further corporate act or proceeding on the part of Enterprises is necessary to authorize this Agreement, the performance by Enterprises of its obligations hereunder or the consummation by Enterprises of the transactions contemplated hereby, except, in the case of the consummation of the Merger, the Stockholder Approval.  This Agreement has been duly executed and delivered by Enterprises, and (assuming due authorization, execution and delivery by Buyer and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of Enterprises, enforceable against Enterprises in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)                                  The Board of Directors of Enterprises, by resolutions duly adopted by unanimous written consent in accordance with the DGCL and the Organizational Documents of Enterprises and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Enterprises and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated hereby and (iii) recommended that the stockholders of Enterprises adopt this Agreement (the “Enterprises Board Recommendation”) and directed that such matter be submitted to Enterprises’ stockholders for their adoption and approval.  To the Knowledge of Enterprises, the Delaware anti-takeover statute (DGCL § 203) is not applicable to this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.02                            Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

Section 4.03                            Capitalization of Enterprises.

(a)                                 The authorized capital stock of Enterprises consists of 1,000,000 shares of common stock, par value $0.01.  As of the date hereof, as set forth on Section 4.03(a) of the Disclosure Schedules: (i) 608,921 shares of Enterprises’ common stock are issued and outstanding; and (ii) 105,779 shares of Enterprises’ common stock have been reserved for issuance pursuant to the Option Plan, of which options to purchase 87,938 of such shares are issued and outstanding (such issued and outstanding options, the “Enterprises Options”). Pursuant to the Option Plan, all of the Enterprises Options which remain outstanding immediately prior to the Effective Time will fully vest and be exercised or terminated as of the Effective Time. Each share of common stock of Enterprises issued and outstanding (including, without limitation, each share issued upon the exercise of any Enterprises Options prior to the Effective Time) is duly authorized, validly issued, fully paid, and non-assessable. No Shares have been issued in violation of any preemptive (or similar) rights. There are no accrued but unpaid dividends in respect of any Shares. All promissory notes delivered to Enterprises in payment of the exercise price of any Enterprises Option shall be fully repaid at the Closing by the Stockholder delivering such promissory note pursuant to the provisions of Section 6.15 hereof.

(b)                                 The Persons identified on Section 4.03(a) of the Disclosure Schedules own of record and beneficially that number of the Shares and Enterprises Options as is set forth opposite the name of such Stockholder, free and clear of all Equity Encumbrances other than the Stockholders Agreement.  Other than as set forth in Section 4.03(a) of the Disclosure Schedules, no Equity Interests of Enterprises have been issued or are outstanding.  No Stockholder is party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting, purchase, redemption, acquisition or transfer of, or declaration or payment of any distribution on, any of the Shares, other than the Stockholders Agreement.

(c)                                  There are no outstanding or authorized options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character (i) relating to capital stock or other Equity Interests of Enterprises or obligating Enterprises to issue, sell or redeem any shares of capital stock or other Equity Interests of Enterprises except the Enterprises Options, (ii) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of capital stock of Enterprises or (iii) other than the Stockholders Agreement, giving any Person the right to vote or otherwise approve (or disapprove) decisions in respect of Enterprises.  Without limitation, Enterprises does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. Enterprises is not party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting, purchase, redemption, acquisition or transfer of, or declaration or payment of any distribution on, any of the Shares other than the Stockholders Agreement.

(d)                                 When delivered prior to the Closing, the Capitalization Table will set forth the name of each Stockholder and the number of Shares held by such Person as of immediately prior to the Effective Time. Each Stockholder listed in the Capitalization Table will, as of immediately prior to the Effective Time, own of record and beneficially that number of the Shares as is set forth opposite the name of such Stockholder, free and clear of all Equity Encumbrances.

(e)                                  In accordance with Section 8.1(b) thereof, the Stockholders Agreement will terminate, automatically and without any action of the Stockholders or Enterprises, as of the Effective Time.

Section 4.04                            Capitalization of Company.

(a)                                 The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01, of which 500 shares are issued and outstanding and constitute the Company Common Stock. All of the Company Common Stock has been duly authorized, is validly issued, fully paid and non-assessable. No share of Company Common Stock has been issued in violation of any preemptive (or similar) rights. There are no accrued but unpaid dividends in respect of any share of Company Common Stock. All issued and outstanding shares of Company Common Stock are owned of record and beneficially by Enterprises, free and clear of all Equity Encumbrances, other than those Encumbrances set forth in Section 4.04(a) of the Disclosure Schedules (each of which will be released at the Closing).

(b)                                 There are no outstanding or authorized options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character (i) relating to capital stock or other Equity Interests of the Company or obligating the Company to issue, sell or redeem any shares of capital stock or other Equity Interests of the Company, (ii) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Company Common Stock or (iii) giving any Person the right to vote or otherwise approve (or disapprove) decisions in respect of the Company. Without limitation, the Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. The Company is not party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting, purchase, redemption, acquisition or transfer of, or declaration or payment of any distribution on, any shares of Company Common Stock.

Section 4.05                            Subsidiaries. Other than the Company Common Stock, Enterprises does not own, or have any interest in, any capital stock or other Equity Interests of any Person.  The Company does not own, or have any interest in, any capital stock or other Equity Interests of any other Person.

Section 4.06                            No Conflicts; Consents. The execution, delivery and performance by Enterprises of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of Enterprises or the Company; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Enterprises or the Company; (c) except as set forth in Section 4.06 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under or result in the termination or acceleration of any rights or obligations under any Other Material Contract or under the written, oral or implied terms of any Distribution Agreement; or (d) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the assets or properties of Enterprises or the Company or of any Equity Encumbrance upon any of the Shares or Company Common Stock. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Enterprises or the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under any Regulatory Law or as set forth in Section 4.06 of the Disclosure Schedules.

Section 4.07                            Financial Statements. Correct and complete copies of Enterprises and the Company’s consolidated audited financial statements consisting of the balance sheet of Enterprises and the Company, on a consolidated basis, as at December 31 in each of the years 2013, 2012 and 2011 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of Enterprises and the Company, on a consolidated basis, as at September 30, 2014, and the related statements of income and cash flow for the nine-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) are

attached to Section 4.07 of the Disclosure Schedules. The Financial Statements (a) are prepared from and consistent with the books and records of Enterprises and the Company and with such financial statements as have been prepared and used by Enterprises and the Company in the ordinary course of managing its business and measuring and reporting its operating results and (b) have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present in all material respects the assets, liabilities and financial condition of Enterprises and the Company, on a consolidated basis, as of the respective dates they were prepared and the results of the operations of Enterprises and the Company, on a consolidated basis, for the periods indicated, all in accordance with GAAP applied on a consistent basis throughout the period involved. The balance sheet of Enterprises and the Company, on a consolidated basis, as of December 31, 2013, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of Enterprises and the Company, on a consolidated basis, as of September 30, 2014, is referred to herein as the “Interim Balance Sheet”

Section 4.08                            Undisclosed Liabilities. Except as set forth on Section 4.08 of the Disclosure Schedules, neither Enterprises nor the Company has any liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against on the face of the Balance Sheet as of the Balance Sheet Date; and (b) those that have been incurred in the ordinary course of business since the Balance Sheet Date, none of which is material in amount.

Section 4.09                            Absence of Certain Changes, Events and Conditions. Except as set forth on Section 4.09 of the Disclosure Schedules, since the Balance Sheet Date, Enterprises and the Company have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been, with respect to Enterprises or the Company, any:

(a)                                 changes, events, occurrences or developments (or combinations thereof) that, individually or in the aggregate, have had, or are reasonably expected to have, a Material Adverse Effect;

(b)                                 amendment of the Organizational Documents of Enterprises or the Company;

(c)                                  split, combination or reclassification of any shares of its capital stock;

(d)                                 issuance, sale or other disposition of, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise), any of its capital stock or other Equity Interests, except in connection with the exercise of the Enterprise Options as expressly contemplated by Section 6.15 of this Agreement;

(e)                                  declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock or other Equity Interests;

(f)                                   adoption of or change in any method of accounting or accounting practice, filing of any amended Tax Return, entering into any closing agreement, settlement of any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or any similar action relating to the filing of any Tax Return or the payment of any Tax;

(g)                                  incurrence, assumption or guarantee of any Indebtedness;

(h)                                 sale, lease, transfer or other disposition of any of the assets shown or reflected on the Balance Sheet (except for the sale of Inventory items, light vehicles, scrap, and obsolete or unused assets, in each case, in the ordinary course of business consistent with past practice);

(i)                                     increase in the compensation (including salaries, commissions or wages) payable or to become payable to any of its employees, other than as required by the terms of any Other Material Contract disclosed on Section 4.11 of the Disclosure Schedules;

(j)                                    adoption, termination, amendment or modification of any Benefit Plan;

(k)                                 acquisition by merger or consolidation with, or by purchase of any Equity Interests or a substantial portion of the assets of, or by any other manner, any business or any Person or any division thereof;

(l)                                     adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any Law or consent to the filing of any bankruptcy petition against it under any Law;

(m)                             material Loss, damage or destruction, whether covered by insurance or not, relating to or affecting the properties or assets of Enterprises or the Company;

(n)                                 grant of credit by Enterprises or the Company to any customer (including any Distributor) on terms or in amounts more favorable than those that have been extended to such customer in the past, any other change made by Enterprises or the Company in the terms of any credit heretofore extended in connection with the businesses of Enterprises and the Company or any other change of policies or practices of Enterprises or the Company with respect to the granting of credit;

(o)                                 entering into, amendment or termination of any Distribution Agreement or Other Material Contract;

(p)                                 release or waiver of any material claims or rights; or

(q)                                 entering into, amendment or termination of any contract or other agreement to do any of the foregoing or action or omission that would result in any of the foregoing.

Section 4.10                            Distributorships.

(a)                                 Section 4.10(a) of the Disclosure Schedules contains a complete and accurate list of all contracts, agreements, commitments and understandings with Distributors, written, oral or implied, to which Enterprises or the Company is or has been a party at any time since January 1, 2013, (each a “Distribution Agreement”).  Since January 1, 2013, there have been no Distributors other than those which are counterparties to Distribution Agreements.  Prior to the date of this Agreement, Enterprises has made available to Buyer correct and complete copies of each of the written Distribution Agreements.

(b)                                 Section 4.10(b) of the Disclosure Schedules sets forth, with respect to each Distribution Agreement: (1) whether such Distribution Agreement is written; (2) all unexecuted drafts or form agreements provided to or, to the Knowledge of Enterprises, received from such Distributor since January 1, 2013, with an indication as to which draft or form agreement, if any, reflects the current terms and conditions of the distribution relationship; and (3) a detailed summary of the express, oral and implied terms and conditions of each Distribution Agreement, other than those terms provided by Distributorship Law, including, without limitation:

(i)                                     Whether such Distribution Agreement grants the Distributor the exclusive right to sell any products of Enterprises or the Company to any market or customer(s) or in any geographic territory and, if so, the applicable scope of such right;

(ii)                                  The products covered by such Distribution Agreement;

(iii)                               The price, shipping, warranty, indemnity and similar obligations of Enterprises or the Company pursuant to such Distribution Agreement;

(iv)                              The territory, if any, covered by such Distribution Agreement; and

(v)                                 The term and termination rights, if any, of such Distribution Agreement.

(c)                                  Except as set forth on Section 4.10(c) of the Disclosure Schedules:

(i)                                     each Distribution Agreement is in full force and effect and is valid and enforceable in accordance with its terms, except as such enforceability may be limited by applicable Distributorship Law;

(ii)                                  each of Enterprises and the Company and, to the Knowledge of Enterprises, each counterparty thereto are in compliance in all material respects with all of the terms and conditions of each Distribution Agreement;

(iii)                               no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give Enterprises, the Company or any other party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Distribution Agreement; and

(iv)                              the written, oral or implied terms of each Distribution Agreement permit Enterprises or the Company (as applicable) to terminate such Distribution Agreement, at any time and without cause, on notice of no longer than thirty (30) days, without liability, penalty or premium of any nature or kind whatsoever; provided, however, that no Distribution Agreement may be cancelled, terminated or modified except in accordance with applicable Distributorship Law.  It is the express intent of the parties hereto that the Stockholders shall have no liability or obligations (pursuant to Article VIII hereof) in connection with any Losses which may arise out of actions taken by Enterprises or the Company after the Closing to cancel, terminate, or modify any Distribution Agreement, other than Losses attributable to any breach or inaccuracy of any specific representation or warranty contained herein.

(d)                                 Except as set forth on Section 4.10(d) of the Disclosure Schedules, neither Enterprises nor the Company has given or received from any other party,  at any time since January 1, 2013, any notice or other communication (whether oral or written) regarding any (i) actual, alleged, possible, or potential violation or breach of, or default under, any Distribution Agreement which has not since such giving or receipt been cured, withdrawn or otherwise remedied, (ii) impending or planned termination or non-renewal which has not since such given or receipt been withdrawn or (iii) impending or planned action or other proceeding by any Distributor asserting the violation by Enterprises or the Company of the Distributor’s statutory rights. Except as set forth on Section 4.10(d) of the Disclosure Schedules, neither Enterprises nor the Company has terminated its engagement or other relationship with any Distributor since January 1, 2013.

Section 4.11                            Other Material Contracts.

(a)                                 Section 4.11(a) of the Disclosure Schedules lists, and prior to the date of this Agreement Enterprises has made available to Buyer in the Data Room or otherwise correct and complete copies of, each of the following contracts and other agreements to which Enterprises or the Company is party or bound:

(i)                                     each agreement of Enterprises or the Company, other than purchase orders received by the Company in the ordinary course of business consistent with past practice, involving aggregate consideration or expenditures in excess of $100,000 or requiring performance by any party more than one year from the date hereof, which, in each case, cannot be cancelled by Enterprises or the Company, as applicable, without penalty or without more than ninety (90) days’ notice;

(ii)                                  all agreements that relate to the sale of any of Enterprises or the Company’s assets or services for consideration in excess of $100,000;

(iii)                               all agreements that relate to the acquisition of any business, any Equity Interests or any material amount of assets of any other Person or any Real Property (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(iv)                              all agreements relating to Indebtedness (including, without limitation, guarantees) of Enterprises or the Company;

(v)                                 all Related Party Agreements;

(vi)                              all collective bargaining agreements or agreements with any labor organization, union or association;

(vii)                           all agreements for the lease, use or occupancy of Real Property, including the Real Property Leases;

(viii)                        all agreements for the lease or use of personal property involving any remaining consideration, termination charge or other expenditure in excess of $100,000 or a term that, absent early termination by Enterprises or the Company, will continue for more than one year from the date hereof;

(ix)                              all agreements with a director, officer, employee, agent, consultant or other Person performing similar functions that provides for future liability for payment of compensation (including bonuses) in excess of $50,000 (excluding at-will employment arrangements);

(x)                                 all agreements with any sales representative or franchisee of Enterprises or the Company or any other third party performing similar functions for Enterprises or the Company;

(xi)                              all joint venture, partnership, strategic alliance or similar agreements;

(xii)                           all powers of attorney or proxies currently in effect;

(xiii)                        all agreements guaranteeing the payment or performance of any Person, all agreements agreeing to indemnify any Person (except under agreements executed in the ordinary course of business consistent with past practice), all surety agreement and all agreements containing provisions whereby Enterprises or the Company agrees to be contingently or secondarily liable for the obligations of any Person;

(xiv)                       all agreements (A) prohibiting or restricting Enterprises, the Company, any of their respective Affiliates or any employees of any of the foregoing from competing in any business or geographical area, or soliciting customers or employees, or otherwise restricting any of Enterprises, the Company or their respective employees from carrying on any business anywhere in the world, (B) relating to the location of employees or a minimum number of employees to be employed by Enterprises, the Company or any of their respective Affiliates, (C) containing any “most favored nation,” “most favored customer” or similar provisions or (D) other than the Distribution Agreements, granting any type of exclusive rights to any Person;

(xv)                          all consulting, development, joint development or similar agreements relating to, or all agreements requiring the assignment of any interest in, any Intellectual Property; and

(xvi)                       all other agreements of any nature that are otherwise individually material to the operations of Enterprises or the Company.

(b)                                 Except as set forth on Section 4.11(b) of the Disclosure Schedules:

(i)                                     each Other Material Contract is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)                                  each of Enterprises and the Company and, to the Knowledge of Enterprises, each counterparty thereof are in compliance in all material respects with all applicable terms and requirements of each Other Material Contract;

(iii)                               no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give Enterprises, the Company or any other party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Other Material Contract; and

(iv)                              neither Enterprises nor the Company has given or received from any other party at any time any notice or other communication (whether oral or written) regarding any (i) actual, alleged, possible, or potential violation or breach of, or default under, any Other Material Contract which has not since such giving or receipt been cured, withdrawn or otherwise remedied or (ii) impending or planned termination or non-renewal which has not since such given or receipt been withdrawn.

(c)                                  None of the representations and warranties contained in Section 4.11(b) shall be deemed to relate to the Distribution Agreements in any way.

Section 4.12                            Title to Assets; Real Property.

(a)                                 Enterprises or the Company, as applicable, has good, valid and marketable title (and, in the case of Owned Real Property, marketable fee title) to, or a valid leasehold interest in, all Real Property, personal property and other assets (including Intellectual Property) used, possessed or occupied by it, including those reflected in the Audited Financial Statements or acquired after the Balance Sheet Date (but excluding those properties and assets that were sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date). All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for:

(i)                                     those items set forth in Section 4.12(a)(i) of the Disclosure Schedules (each of which will be released as of the Closing); and

(ii)                                  the following (collectively referred to as “Permitted Encumbrances”):

(A)                               liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures (and that have been sufficiently reflected or reserved against on the face of the Interim Balance Sheet and the Closing Balance Sheet, as applicable);

(B)                               mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice securing amounts that are not overdue (and that have been sufficiently reflected or reserved against on the face of the Interim Balance Sheet and the Closing Balance Sheet, as applicable);

(C)                               recorded easements for public utilities affecting Real Property, none of which interfere with the conduct of the business of Enterprises or the Company as currently conducted or adversely affect the marketability of the properties or assets or Enterprises or the Company; and

(D)                               those items set forth in Section 4.12(a)(ii) of the Disclosure Schedules.

None of the properties or assets of Enterprises or the Company is subject to any restrictions with respect to the transferability or divisibility thereof or any right to recovery by any previous owner of such property under any theory of Law or contractual right.  The title of Enterprises or the Company to its properties and assets will not be affected by the transactions contemplated by this Agreement.  Neither Enterprises nor the Company is using any properties or assets that are not owned, licensed or leased by it.

(b)                                 Section 4.12(b) of the Disclosure Schedules lists: (i) the street address of each parcel of Real Property owned by Enterprises or the Company (together with all buildings, structures and facilities located thereon, “Owned Real Property”), including the name of the fee owner; and (ii) the street address of each parcel of Real Property leased, subleased or otherwise occupied by Enterprises or the Company (“Leased Real Property,” and together with the Owned Real Property, the “Real Property”), and a list, as of the date of this Agreement, identifying the applicable lease, sublease or other occupancy agreement (and all amendments and extensions thereto) and the name of the lessee and lessor thereunder (each, a “Real Property Lease”).

(c)                                  With respect to Owned Real Property, Enterprises has delivered or made available to Buyer in the Data Room true, complete and correct copies of the deeds and other instruments (as recorded) by which Enterprises or the Company acquired such Owned Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Enterprises or the Company and relating to the Owned Real Property.  Except for Permitted Encumbrances, (A) there are no written or oral leases, subleases, licenses, concessions, occupancy agreements or other contractual obligations granting to any Person (other than Enterprises or the Company) the right of use or occupancy of any portion of the Owned Real Property and (B) there are no outstanding options, rights of first refusal, rights of first offer or similar rights to purchase the Owned Real Property or any portion thereof or interest therein.

(d)                                 With respect to Leased Real Property, Enterprises or the Company has delivered or made available to Buyer in the Data Room true, complete and correct copies of each Real Property Lease.  To the Knowledge of Enterprises and the Company, there is no pending or threatened eminent domain, condemnation or similar proceeding affecting any Leased Real Property.

(e)                                  All tangible assets (real and personal) owned or utilized by Enterprises or the Company are in good operating condition and repair (ordinary wear and tear excepted).  All buildings, plants and other structures, including all fixtures and systems located thereon, owned or utilized by Enterprises or the Company are in good condition and repair and are free from any defects (except for such minor defects as do not interfere with the use thereof in the conduct of the normal operations thereof), including structural defects or defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems.

(f)                                   Neither the whole nor any portion of the properties or assets of Enterprises or the Company is subject to any Governmental Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor, and to the Knowledge of Enterprises, no such condemnation, expropriation or taking has been planned, scheduled or proposed.

(g)                                  To the Knowledge of Enterprises, neither Enterprises nor the Company is in material default under, or in violation of, any restrictive covenants, declarations or restrictions, building, zoning, subdivision, health and safety, other land use Laws or insurance requirements affecting the Real Property, which default remains uncured.

Section 4.13                            Intellectual Property.

(a)                                 “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing and the underlying works of authorship; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) internet domain name registrations; and (vi) other intellectual property, including, without limitation, other related proprietary information, rights, interests and protections.

(b)                                 Section 4.13(b) of the Disclosure Schedules lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, internet domain name registrations owned by Enterprises or the Company, and all agreements granting any right, title, license, or privilege under the Intellectual Property rights of any third party, other than licenses for commercially available off-the-shelf software programs licensed pursuant to shrink-wrap or “click to accept” agreements with a replacement cost and/or annual license fee of less than $25,000 (the “Commercially Available Software”). Except as set forth in Section 4.13(b) of the Disclosure Schedules, Enterprises or the Company owns or has the right to use all Intellectual Property necessary to conduct their respective businesses as currently conducted (the “Company Intellectual Property”). The Company Intellectual Property is valid, enforceable, and in good standing.  All annuity, maintenance, renewal and other fees relating to registrations or applications for the Company Intellectual Property are current.

(c)                                  Except as set forth in Section 4.13(c) of the Disclosure Schedules: (i) the Company Intellectual Property as currently licensed or used by Enterprises and the Company, and Enterprises’ and the Company’s conduct of its business, as currently conducted, do not infringe, violate or misappropriate and have not infringed, violated, or misappropriated the Intellectual Property of any Person; and (ii) to the Knowledge of Enterprises, no Person is infringing, violating or misappropriating any Company Intellectual Property.  The Company has not granted any license or made any assignment of any of the Company Intellectual Property, and no person or entity other than the Company has any right to use any of the Company Intellectual Property. The Company does not pay any royalties or other consideration for the right to use any Intellectual Property of others, other than licenses for Commercially Available Software, all of which are fully paid. The Company has maintained the confidentiality of all material Company trade secrets and confidential know-how to the extent necessary to maintain all proprietary rights therein. The consummation of the transactions contemplated hereby will not alter or impair any of the Company Intellectual Property.

Section 4.14                            Insurance. Section 4.14 of the Disclosure Schedules sets forth a correct and complete list of, and prior to the date of this Agreement Enterprises has made available to Buyer in the Data Room or otherwise correct and complete copies of, all insurance policies maintained by Enterprises or the Company or with respect to which Enterprises or the Company is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Neither Enterprises nor the Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy.  Except as set forth on Section 4.14 of the Disclosure Schedules, to the Knowledge of Enterprises, each of Enterprises and the Company has duly and timely made all claims that it has been entitled to make under the Insurance Policies.  Except as set forth on Section 4.14 of the Disclosure Schedules, there are no claims, including claims related to the business of the Company, pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Except as set forth on Section 4.14 of the Disclosure Schedules, no Insurance Policy provides for or is subject to any currently enforceable retroactive rate or premium adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events arising prior to the Closing.  Since the dates of incorporation of Enterprises and the Company (as applicable), all products liability and general liability Insurance Policies maintained by or for the benefit of Enterprises or the Company have been “occurrence” policies and not “claims made” policies.

Section 4.15                            Legal Proceedings; Governmental Orders.

(a)                                 Except as set forth in Section 4.15(a) of the Disclosure Schedules, there are no Actions pending or, to the Knowledge of Enterprises, threatened (i) against or by Enterprises, the Company or any of their respective stockholders, directors or officers (in such capacity), (ii) affecting Enterprises’ or the Company’s properties or assets or (iii) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(b)                                 Except as set forth in Section 4.15(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting Enterprises or the Company or any of their respective directors or officers (in such capacity) or any of Enterprises’ or the Company’s properties or assets.

Section 4.16                            Compliance With Laws; Permits.

(a)                                 Except as set forth in Section 4.16(a) of the Disclosure Schedules, the Company is and has been in compliance with all Laws and Governmental Orders applicable to it or its business, properties or assets in all material respects. Since January 1, 2011, neither Enterprises nor the Company has received notice of any violation or alleged violation of any Laws or Governmental Orders in any material respect.  All reports, filings and other instruments required to be filed by or on behalf of Enterprises or the Company with any Governmental Authority have been filed and, when filed, were correct and complete in all material respects.

(b)                                 Section 4.16(b) of the Disclosure Schedules lists all Permits issued to Enterprises or the Company which are currently in effect. All Permits required for Enterprises or the Company to conduct its business have been obtained by it, are valid and in full force and effect and will not be affected or made subject to any Loss, limitation or obligation to reapply as a result of the consummation of the transactions contemplated by this Agreement. All fees and charges with respect to each Permit set forth in Section 4.16(b) of the Disclosure Schedules due and owing prior to the date hereof have been or, with respect to payments coming due after the date hereof and prior to Closing, will be as of the Closing, paid in full.  No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 4.16(b) of the Disclosure Schedules. Each of Enterprises and the Company (including their respective businesses, properties and assets) is and has been in compliance with all Permits in all material respects.

(c)                                  Neither Enterprises nor the Company is required to obtain any permit, license, franchise, approval, authorization or consent from any certification organization (other than any Governmental Authority) for the conduct of its business.

(d)                                 None of the representations and warranties contained in Section 4.16 shall be deemed to relate to environmental matters (which are governed by Section 4.17) or Tax matters (which are governed by Section 4.20).

Section 4.17                            Environmental Matters.

(a)                                 Except as set forth in Section 4.17(a) of the Disclosure Schedules, each of Enterprises and the Company is and, since its incorporation, has been in compliance with all Environmental Laws and has not received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)                                 Enterprises and/or the Company, as required, has obtained and is in compliance with all Environmental Permits (each of which is disclosed in Section 4.17(b) of the Disclosure Schedules) necessary for the ownership, lease, operation or use of the business or assets of the Company.  Each Environmental Permit obtained by Enterprises or the Company is valid and in full force and effect. All fees and charges with respect to each Environmental Permit set forth in Section 4.17(b) of the Disclosure Schedules due and owing prior to the date hereof have been paid in full.  No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Environmental Permit set forth in Section 4.16(b) of the Disclosure Schedules.

(c)                                  No real property currently or formerly owned, operated or leased by Enterprises or the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)                                 Except as set forth in Section 4.17(d) of the Disclosure Schedules, there has been no Release of Hazardous Materials with respect to the business or assets of Enterprises or the Company or any Real Property currently or formerly owned, operated or leased by Enterprises or the Company that would result in liability of the Company or Enterprises under Environmental Laws. Neither Enterprises nor the Company has received an Environmental Notice that any Real Property currently or formerly owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Enterprises or the Company.

(e)                                  Enterprises has previously made available to Buyer in the Data Room any and all environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the business or assets of Enterprises or the Company or any currently owned, operated or leased Real Property which are in the possession or control of Enterprises or the Company.

(f)                                   There has been no act, event, condition, occurrence or omission at any real property currently or formerly owned, operated or leased by Enterprises or the Company, or related to the business or assets of Enterprises or the Company that would cause Enterprises or the Company to fail to comply with applicable Environmental Laws or would give rise to liability of Enterprises or the Company under Environmental Laws.

(g)                                  Neither Enterprises nor the Company has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, liability of any other Person relating to Environmental Laws.

(h)                                 The representations and warranties set forth in this Section 4.17 are Enterprises’ sole and exclusive representations and warranties regarding environmental matters.

Section 4.18                            Employee Benefit Matters.

(a)                                 Section 4.18(a) of the Disclosure Schedules contains a list of each employee benefit plan, fund or program, whether or not within the meaning of Section 3(3) of ERISA, and each other retirement, employment, consulting, compensation, incentive, bonus, commission, stock option, restricted stock, stock appreciation right, phantom equity, equity-based, change in control, retention, severance, salary continuation, unemployment, savings, deferred compensation, vacation, paid time off employee loan, disability, medical insurance or hospitalization, death benefit, life insurance, or fringe-benefit agreement, plan, policy, program or other arrangement, whether or not reduced to writing, in effect and covering one or more Employees, former employees of Enterprises or the Company, current or former directors of Enterprises or the Company or the beneficiaries or dependents of any such Persons, that is maintained, sponsored, contributed to, or required to be contributed to by Enterprises or the Company, or with respect to which Enterprises or the Company has any liability (each, a “Benefit Plan”). Enterprises has provided to Buyer, with respect to each Benefit Plan, as applicable: true and complete copies of the plan document (or a written description if no document exists); current summary plan descriptions; all related trusts, insurance, and other funding contracts which implement or are maintained in connection with such

Benefit Plan; the most recent Internal Revenue Service determination letter (or opinion letter if applicable) if such Benefit Plan is intended to be tax-qualified; the prior three years’ Forms 5500; and all correspondence within the last three years with any Governmental Authority with respect to such Benefit Plan.

(b)                                 Except as set forth in Section 4.18(b) of the Disclosure Schedules, each Benefit Plan has been administered in accordance with its terms and complies in form, and has been operated in accordance, with all applicable Laws (including ERISA and the Code and the regulations promulgated thereunder), and (i) to the Knowledge of Enterprises each fiduciary of any such Benefit Plan which is not an Affiliate, director, officer or employee of Enterprises or the Company has complied with all applicable Laws with respect thereto and (ii) each fiduciary of any such Benefit Plan which is an Affiliate, director, officer or employee of Enterprises or the Company has complied with all applicable Laws with respect thereto. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) is subject to a currently effective favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to affect adversely the qualified status of such Benefit Plan. Except as set forth in Section 4.18(b) of the Disclosure Schedules all benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP. With respect to any Benefit Plan no event has occurred or is reasonably expected to occur that has resulted in or would subject the Company to a Tax under Section 4971 of the Code or the assets of the Company to a lien under Section 430(k) of the Code.

(c)                                  Except as set forth in Section 4.18(c) of the Disclosure Schedules, no Benefit Plan is, and none of Enterprises, the Company or any of their ERISA Affiliates has ever maintained a plan, subject to Title IV of ERISA or subject to Section 412 of the Code; and none of Enterprises, the Company or any of their ERISA Affiliates has incurred, and no event has occurred and no condition or circumstance exists that could result, directly or indirectly, in, any unsatisfied liability (including any indirect, contingent or secondary liability) of the Company or any of its ERISA Affiliates under Title IV of ERISA or Section 412 of the Code or Section 302 or 303 of ERISA.  No Benefit Plan is or has ever been a “multi-employer plan” (as defined in Section 3(37) of ERISA), nor has the Company or any of its ERISA Affiliates contributed to, or ever had an obligation to contribute to, any such multiemployer plan.  No Benefit Plan is, or has ever been, is a multiple employer plan as defined in Section 413(c) of the Code.  No “prohibited transaction” under Section 4975 of the Code or Sections 406 and 407 of ERISA, not otherwise exempt under the Code or ERISA, has occurred with respect to any Benefit Plan. Neither Enterprises nor the Company: (x) has withdrawn from any pension plan under circumstances resulting (or expected to result) in a liability to the Pension Benefit Guaranty Corporation; or (y) has engaged in any transaction which would give rise to a liability of Enterprises, the Company or Buyer under Section 4069 or Section 4212(c) of ERISA.

(d)                                 Except as set forth in Section 4.18(d) of the Disclosure Schedules and other than as required under Section 4980B of the Code or other applicable Law, none of Enterprises, the Company nor any of their ERISA Affiliates has ever maintained nor contributed to any benefit plan or arrangement providing benefits or coverage in the nature of health, life or disability insurance or other welfare benefits following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e)                                  Except as set forth in Section 4.18(e) of the Disclosure Schedules: (i) there is no pending or, to the Knowledge of Enterprises, threatened action or claim relating to a Benefit Plan (other than routine claims for benefits); and (ii) no Benefit Plan is or has within the three years prior to the date hereof been the subject of an examination, inquiry or audit by a Governmental Authority.

(f)                                   Except as set forth in Section 4.18(f) of the Disclosure Schedules, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either alone or in combination with any other event: (i) result in the payment to any Employee, director or consultant of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee, director or consultant; or (iii) limit or restrict the ability of Buyer or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement.  Except as set forth in Section 4.18(f) of the Disclosure Schedules, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g)                                  The Company is not a party to, and does not sponsor, any nonqualified deferred compensation plan that fails to meet the requirements of Section 409A (a)(2)(3) and (4) of the Code or that is not operated in accordance with such requirement.

Section 4.19                            Employment Matters.

(a)                                 Neither Enterprises nor the Company is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. Since December 3, 2009, there has not been, nor, to the Knowledge of Enterprises, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Enterprises or the Company.

(b)                                 Enterprises and the Company are and have been in compliance with all applicable Laws and Governmental Orders pertaining to employment and employment practices, terms and conditions of employment and wages and hours in all material respects, and neither Enterprises nor the Company has engaged in any unfair labor practice. Except as set forth in Section 4.19(b) of the Disclosure Schedules, there are no Actions against Enterprises or the Company pending, or to the Knowledge of Enterprises, threatened to be brought or filed by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of Enterprises or the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws. Each employee of Enterprises and the Company is, and at all prior applicable times while employed by Enterprises or the Company has been, legally authorized to work in the United States.

(c)                                  Section 4.19(c) of the Disclosure Schedules sets forth a correct and complete list of the following information:

(i)                                     (1) all salaried employees of the Company whose annual compensation is greater than $100,000, (2) each such employee’s title, duties and location of employment, (3) each such employee’s employment status and (4) each such employee’s annual rate of compensation, including bonuses and incentives;

(ii)                                  the number of former employees of the Company, by location, whose employment was terminated by the Company during the period between January 1, 2014 and the date hereof; and

(iii)                               the qualified beneficiaries eligible for COBRA continuation coverage benefits under any Employee Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code or Section 607(1) of ERISA).

(d)                                 Enterprises has never had any employees.

Section 4.20                            Taxes.

(a)                                 Except as set forth in Section 4.20 of the Disclosure Schedules:

(i)                                     All material Tax Returns required to be filed on or before the Closing Date by Enterprises and the Company have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All material Taxes due and owing by Enterprises or the Company (whether or not shown on any Tax Return, but other than those being contested in good faith) have been, or will be, timely paid. All material Taxes due and owing by Enterprises or the Company have been paid or accrued.

(ii)                                  No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Enterprises or the Company.

(iii)                               There are no ongoing actions, suits, claims, investigations or other legal proceedings by any taxing authority against Enterprises or the Company.

(iv)                              Neither Enterprises nor the Company is a party to any Tax allocation or Tax-sharing agreement.

(v)                                 All Taxes which Enterprises or the Company is obligated to withhold from amounts owing to any employee, stockholder, independent contractor, creditor or third party have been withheld and paid or accrued.

(vi)                              Other than general information requests (such as nexus questionnaires), since January 1, 2010, no claim has been made in writing by an authority in a jurisdiction where Enterprises or the Company does not file Tax Returns that Enterprises or the Company is or may be subject to taxation by that jurisdiction,

(vii)                           Neither Enterprises nor the Company has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where Enterprises or the company have not filed Tax Returns) any (A) notice indicating an intent to open an audit or other review, (B) request for information related to Tax matters, or (C) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority. Section 4.20 of the Disclosure Schedules lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to Enterprises or the Company for taxable periods ended on or after January 1, 2010, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(viii)                        Enterprises has delivered to the Buyer (or made available in the Data Room prior to the execution of this Agreement) correct and complete copies of (A) all federal and state income Tax Returns, and (B) any examination reports, and statements of deficiencies assessed against or agreed to by Enterprises or the Company since January 1, 2010.

(ix)                              There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of Enterprises or the Company.

(x)                                 Neither Enterprises nor the Company is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law) or (B) any obligation to withhold Taxes pursuant to Code §4999 (or any corresponding provision of state, local, or non-U.S. Tax Law).

(xi)                              Neither Enterprise nor the Company is a party to any nonqualified deferred compensation plan that fails to meet the requirements of Section 409A (a)(2)(3) and (4) of the Code or is not operated in accordance with such requirement.

(xii)                           Enterprises has not been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(xiii)                        Neither Enterprises nor the Company (A) has been a member of an affiliated group filing a consolidated federal or state income Tax Return, combined Tax Return or unitary Tax Return (other than a group the common parent of which is Enterprises) or (B) has any liability for the Taxes of any Person (other than Enterprises or the Company) under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(xiv)                       Section 4.20 of the Disclosure Schedules sets forth the following information with respect to Enterprises and the Company as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated by this Agreement): (A) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to each of Enterprises and the Company; and (B) the amount of any deferred gain or loss allocable to Enterprises or the Company arising out of any intercompany transaction.

(xv)                          The unpaid Taxes of Enterprises and the Company (projected after giving effect to the transactions contemplated hereby) (A) did not, as of the Interim Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established for temporary differences between book and Tax bases of assets and liabilities) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Enterprises and the Company in filing their Tax Returns. Since the date of the Interim Balance Sheet, neither Enterprises nor the Company has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice. The Tax reserve, deferred Tax assets and liabilities and the liability for uncertain Tax positions set forth in the Audited Financial Statements was prepared in accordance with FAB Accounting Standards Codification Topic 740, “Accounting for Income Taxes,” and Enterprises and the Company has retained possession of all applicable workpapers and supporting materials.

(xvi)                       Neither Enterprises nor the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Code §108(i).

(xvii)                    Neither Enterprises nor the Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(xviii)                 Neither Enterprise nor the Company (A) is or has been a party to any “reportable transaction,” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b), (B) has received a Tax opinion with respect to any transaction other than a transaction in the ordinary course of business, (C) is the direct or indirect beneficiary of a guarantee of Tax benefits or any other arrangement that has the same economic effect with respect to any transaction or Tax opinion relating to the Company or (D) has requested or received a Tax ruling, private letter ruling, technical advice memorandum, competent authority relief or similar agreement.

Section 4.21                            Accounts Receivable. All accounts receivable and notes receivable reflected on the Interim Balance Sheet, and all accounts receivable and notes receivable that have arisen since the date of the Interim Balance Sheet, (a) other than those promissory notes issued to Enterprises, if any, in connection with the exercise Enterprises Options, each of which will be fully paid in accordance with Section 6.15(c) hereof, arose out of arm’s length transactions actually made in the ordinary course of business consistent with past practice, (b) are the valid and legally binding obligations of the Persons obligated to pay such amounts, (c) are not subject to any counterclaim or setoff and (d) are not in dispute.

Section 4.22                            Inventory. All Inventory reflected on the Interim Balance Sheet (a) is valued in accordance with GAAP at the lower of cost (on FIFO basis) or market and (b) consists of a quality and quantity usable and saleable in the ordinary course of business consistent with past practice, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided). All Inventory purchased since the date of the Interim Balance Sheet consists of a quality and quantity usable and saleable in the ordinary course of business consistent with past practice.  Except as set forth on Section 4.23 of the Disclosure Schedules, all Inventory is located at, or is in transit to or from, the Real Property.

Section 4.23                            Product Warranty and Product Liability. Section 4.23 of the Disclosure Schedules contains a correct and complete copy of the standard warranty or warranties for sales of goods and services of Enterprises and the Company, and except as set forth therein, there are no warranties, deviations from standard warranties or commitments or obligations with respect to the return, repair, replacement or re-performance of goods or services under which Enterprises or the Company could have any liability. Section 4.23 of the Disclosure Schedules contains a correct and complete description of all pending warranty claims where the amount in question exceeds, or is reasonably likely to exceed, $100,000. Since January 1, 2010, neither Enterprises nor the Company has made voluntary concessions or payments not charged to warranty expense as an accommodation to customers that have claimed that a good or service is defective exceeding $25,000. Except as set forth on Section 4.23 of the Disclosure Schedules, none of the goods or services of Enterprises or the Company has been the subject of any replacement, field fix, retrofit, modification or recall campaign, and to the Knowledge of Enterprises, no facts or conditions exist that could reasonably be expected to result in any of the foregoing.

Section 4.24                            Customers and Suppliers.

(a)                                 Section 4.24(a) of the Disclosure Schedules sets forth a correct and complete list of the ten largest customers (including Distributors) of Enterprises and the Company for each of the two most recent fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year and whether such customer is an Affiliate or a third party.  Enterprises has no Knowledge, and neither the Enterprises nor the Company have any information, of any facts indicating, nor any other reason to believe, that any of the customers described in Section 4.24(a) of the Disclosure Schedules will not continue to be customers of Enterprises and the Company after the Closing at substantially the same level of purchases as heretofore.

(b)                                 Section 4.24(b) of the Disclosure Schedules sets forth a correct and complete list of the ten largest suppliers to Enterprises and the Company for each of the two most recent fiscal years (determined on the basis of the total dollar amount of purchases) showing the total dollar amount of purchases from each such supplier during each such year and whether such supplier is an Affiliate or third party.  Enterprises has no Knowledge, and neither the Enterprises nor the Company have any information, of any facts indicating, nor any other reason to believe, that any of the suppliers described in Section 4.24(b) of the Disclosure Schedules will not continue to be suppliers to Enterprises and the Company after the Closing and will not continue to supply Enterprises and the Company with substantially the same quantity and quality of goods and services at competitive prices.

Section 4.25                            Affiliate Transactions. Section 4.25 of the Disclosure Schedules sets forth a correct and complete list of (a) all Related Party Agreements to which Enterprise or the Company is party or otherwise bound, (b) all obligations of any Affiliate of Enterprises or the Company to Enterprises or the Company and (c) all obligations of Enterprises or the Company to any Affiliate of Enterprises or the Company.  Other than (x) ownership of less than 5% of the Equity Interests of an entity traded on a national securities exchange or listed on the NASDAQ stock market or (y) as set forth on Section 4.25 of the Disclosure Schedules, no Affiliate of Enterprises or the Company has any direct or indirect interest in (i) any Person that does business with Enterprises or the Company or is competitive with the business of Enterprises or the Company or (ii) any asset that is used by Enterprises or the Company in the conduct of its business.  Section 4.25 of the Disclosure Schedules sets forth a correct and complete list of all services provided to Enterprises or the Company by employees of any Affiliate.

Section 4.26                            Assets and Services Necessary to Business.   The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other properties and assets (tangible and intangible) currently owned or leased by Enterprises and/or the Company are sufficient for the continued conduct of the business of Enterprises and the Company after the Closing in substantially the same manner as currently conducted and constitute all of the rights, property and assets (tangible and intangible) necessary to conduct the business of Enterprises and the Company as currently conducted.

Section 4.27                            Bank Accounts. Section 4.27 of the Disclosure Schedules sets forth a correct and complete list of the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Enterprises or the Company maintains a safe deposit box, lock box or checking, savings, custodial or other account, the type and number of each such account and the signatories therefor, a description of any compensating balance arrangements and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

Section 4.28                            Independent Investigation. Enterprises acknowledges and agrees that: (a) in making its decision to enter into this Agreement, to consummate the transactions contemplated hereby, and to cause the Company to consummate the transactions contemplated hereby, Enterprises has relied solely upon the express representations and warranties of Buyer and Acquisition Sub set forth in Article V of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Buyer, Acquisition Sub or any other Person on behalf of either of the foregoing has made any representation or warranty as to Buyer, Acquisition Sub or this Agreement, except as expressly set forth in Article V of this Agreement (including the related portions of the Disclosure Schedules).

Section 4.29                            Brokers. Except for fees payable to Lincoln International LLC and Cameron included in the Closing Payments or otherwise to be paid by the Stockholders, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Enterprises or the Company.

Section 4.30                            No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Disclosure Schedules), neither Enterprises nor the Company has made or makes any other express or implied representation or warranty, either written or oral, on behalf of or regarding Enterprises or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding Enterprises or the Company furnished or made available to Buyer and its Representatives (including the Confidential

Information Memorandum prepared by Lincoln International LLC dated Fall 2014 and any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Enterprises or the Company, or any representation or warranty arising from statute or otherwise in law.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Enterprises that the statements contained in this Article V are true and correct as of the date of this Agreement and that such statements will remain true and correct through and including the Closing Date with reference to the facts and circumstances then existing.

Section 5.01                            Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Buyer has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Enterprises and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.02                            Organization and Authority of Acquisition Sub. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Acquisition Sub has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Acquisition Sub of this Agreement, the performance by Acquisition Sub of its obligations hereunder and the consummation by Acquisition Sub of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Acquisition Sub. This Agreement has been duly executed and delivered by Acquisition Sub, and (assuming due authorization, execution and delivery by Enterprises and Buyer) this Agreement constitutes a legal, valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Acquisition Sub is an indirect wholly owned subsidiary of Buyer.

Section 5.03                            No Conflicts; Consents. The execution, delivery and performance by Buyer and Acquisition Sub of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of Buyer or Acquisition Sub; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer or Acquisition Sub; or (c) except for under any Regulatory Law, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer or Acquisition Sub is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s or Acquisition Sub’s ability to consummate the transactions contemplated hereby. No consent, approval,

Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer or Acquisition Sub in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except as may be required under any Regulatory Law or as set forth in Section 5.03 of the Disclosure Schedules and for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 5.04                            Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 5.05                            Financial Capability. Buyer has received and accepted an executed commitment letter, dated November 24, 2014 (the “Commitment Letter”), from JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A. (the “Lender”) relating to the commitment of the Lender to use commercially reasonable efforts to arrange for the debt financing that, taken together with the cash and cash equivalents held by Buyer, would be sufficient to pay the Purchase Price in accordance with this Agreement.  Buyer has delivered to Enterprises correct and complete copies of the Commitment Letter.  As of the date of this Agreement, the Commitment Letter is in full force and effect and is a valid, legal and binding obligation enforceable against Buyer and, to the Knowledge of Buyer, the Lender.  Buyer has no Knowledge of any fact or circumstance in existence on the date of this Agreement that would reasonably be expected to give rise to the failure to satisfy any condition precedent set forth in the Commitment Letter.  To the Knowledge of Buyer, no event has occurred prior to the date of this Agreement that, with or without notice, lapse of time or both, would constitute a material default or breach of the Commitment Letter.  As of the date of this Agreement, Buyer has no Knowledge that Buyer will be unable to satisfy on a timely basis any condition of closing to be satisfied by it contained in the Commitment Letter.  Buyer has fully paid all commitment fees or other fees required by the Commitment Letter to be paid on or prior to the date of this Agreement.

Section 5.06                            Brokers. Except for as set forth in Section 5.05 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Acquisition Sub.

Section 5.07                            Legal Proceedings. There are no Actions pending or, to the Knowledge of Buyer, threatened against or by Buyer, Acquisition Sub or any Affiliate of Buyer or Acquisition Sub that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.08                            Independent Investigation. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement, to consummate the transactions contemplated hereby, and to cause Acquisition Sub to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Enterprises set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules) and of Stockholders set forth in the Voting Agreements and the Transmittal Letters; and (b) none of any Stockholder, Enterprises, the Company, or any other Person on behalf of any of the foregoing has made any representation or warranty as to Enterprises, the Company or this Agreement, except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules), the Voting Agreements and the Transmittal Letters.

Section 5.09                            No Other Representations and Warranties. Except for the representations and warranties contained in this Article V (including the related portions of the Disclosure Schedules), neither Buyer nor Acquisition Sub has made or makes any other express or implied representation or warranty, either written or oral, on behalf of or regarding Buyer or Acquisition Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or Acquisition Sub furnished or made available to Enterprises, the Company, any Stockholder and any of their respective Representatives or as to the future revenue, profitability or success of Buyer, Enterprises or the Company (or Surviving Entity), or any representation or warranty arising from statute or otherwise in law.

ARTICLE VI
COVENANTS

Section 6.01                            Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise required by the express terms of this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Enterprises shall, and shall cause the Company to: (a) conduct the business of Enterprises and the Company only in the ordinary course of business consistent with past practice; and (b) use reasonable best efforts to maintain, preserve, renew and keep in favor and effect the current organization, qualifications, Permits, business and franchise of Enterprises and the Company and to preserve the rights, franchises, goodwill and relationships of their Employees, customers, lenders, suppliers, regulators and others having business relationships with Enterprises or the Company. From the date hereof until the Closing Date, except as consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Enterprises shall not take, and shall not cause or permit the Company to take, any action (or inaction) that would result in any of the changes, events or conditions described in subclauses (a) through (q) of Section 4.09 to occur.

Section 6.02                            Access to Information. From the date hereof until the Closing, Enterprises shall, and shall cause the Company to: (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, contracts, agreements and other documents and data related to Enterprises and the Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to Enterprises and the Company as Buyer or any of its Representatives may reasonably request; (c) promptly notify Buyer of any performance bonds issued by the EMC Insurance Companies under that certain General Application and Agreement for Indemnity, dated February 4, 2010, among Enterprises, the Company and the EMC Insurance Companies set forth therein; and (d) cooperate with Buyer in its investigation of Enterprises and the Company; provided, however, that any such investigation of the Real Property, properties, assets or premises shall be conducted during normal business hours upon reasonable advance notice to Enterprises, with any site visits or similar due diligence under the supervision of Enterprises’ and Company’s personnel and in such a manner as not to materially interfere with the normal operations of the Company.  In addition, during such period, with the prior consent of Enterprises (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer and its Representatives shall have access to the officers, employees and agents of Enterprises or the Company for the purpose of performing Buyer’s investigation of Enterprises and the Company. All requests by Buyer for access pursuant to this Section 6.02 shall be submitted or directed exclusively to Brian Lovett or such other individuals as Enterprises may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither Enterprises nor the Company shall be required to disclose any information to Buyer if such disclosure would: (x) lead to liability under federal or state antitrust Laws if the transactions contemplated by this Agreement are not consummated; (y) result in the loss of any attorney-client or similar privilege; or (z) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement.  Enterprises shall, and shall cause the Company to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.  Prior to the Closing, Buyer may contact the suppliers to and customers (including the Distributors) of Enterprises and the Company only: (i) in the ordinary course of business of Buyer and its Affiliates as it is conducted on the date hereof; (ii) for the purposes of performing Buyer’s due diligence investigation and with an officer, director or representative of Enterprises or the Company present at or otherwise participating in such contact and discussions; or (iii) with the prior written consent of Enterprises, which consent may be withheld, delayed or conditioned in the reasonable exercise of Enterprises’ discretion to protect its business interests, confidential information, or legal privileges, including, without limitation, in the interest of maintaining its suppliers and customers (including Distributors) through the Closing and in the event the Closing does not occur. Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided or received pursuant to this Section 6.02.

Section 6.03                            Employees; Benefit Plans.

(a)                                 During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the employee’s termination of employment with the Company), Buyer shall cause the Company to provide each Employee who remains employed after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Closing; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing.

(b)                                 With respect to any employee benefit plan maintained by Buyer or its subsidiaries (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company or any of its subsidiaries, as the case may be as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits (ii) such service was not recognized under the corresponding Benefit Plan (iii) such recognition is prohibited by applicable Law or (iv) with respect to any Buyer Benefit Plan that is insured, the insurance carrier does not consent to the recognition of such prior service.

(c)                                  This Section 6.03 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.03, express or implied, shall confer upon any other Person (including any Employee) any rights or remedies of any nature whatsoever under or by reason of this Section 6.03. Nothing contained herein, express or implied, shall be construed to establish, amend or modify, or impose any limitation on any amendment, modification or termination of, any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.03 shall not create any right in any Employee or any other Person to any continued employment with Enterprises, the Company, Buyer or any of their respective Affiliates or to any compensation or benefits of any nature or kind whatsoever.

Section 6.04                            Director and Officer Indemnification and Insurance.

(a)                                 Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by Enterprises or the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof, an officer or director of Enterprises or the Company, as provided in the certificate of incorporation or bylaws of Enterprises or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)                                 Enterprises shall cause the Company (or any of its successors through merger or consolidation) to (i) maintain in effect for a period of six (6) years after the Closing Date, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Closing Date, or (ii) obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of Enterprises and the Company, in each case with respect to claims arising out of or relating to events which occurred prior to the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event shall Enterprises and the Company (taken together) be required to expend for such policy a premium amount in excess of the amount set forth in Section 6.04(b) of the Disclosure Schedules.

(c)                                  The obligations of Buyer, Enterprises and the Company under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.04 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.04 applies shall be third-party beneficiaries of this Section 6.04, each of whom may enforce the provisions of this Section 6.04).

(d)                                 In the event Buyer, Enterprises or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or Enterprises shall assume all of its obligations set forth in this Section 6.04.

Section 6.05                            Confidentiality. Each of Buyer and Enterprises acknowledges and agrees that the Confidentiality Agreement remains in full force and effect. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 6.06                            Governmental Approvals and Other Third-party Consents

(a)                                 Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities and other Persons that may be or become necessary for the performance of its obligations pursuant to this Agreement or consummation of the transactions contemplated hereby. Each party shall cooperate fully with the other parties and their Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. If required by any Regulatory Law and if the appropriate filing pursuant to any Regulatory Law has not been filed prior to the date hereof, each party hereto agrees to make, or cause to be made (including, in the case of any Stockholder to the extent applicable, Enterprises shall cause such Stockholder to make), an appropriate filing pursuant to any Regulatory Law with respect to the transactions contemplated by this Agreement within ten Business Days after the date hereof (or, in the case of the HSR Act, on or before November 26, 2014), or such other date as agreed to by Buyer and Enterprises, and to use reasonable best efforts to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to any Regulatory Law.  Each of Buyer and Enterprises shall provide prompt notice to the other of its determination that any consent, authorization, order, approval, or filing is required under any Regulatory Law which has not been previously requested, obtained, or filed (as applicable). Notwithstanding anything to the contrary in this Agreement, none of Buyer, Enterprises or the Company shall be required or obligated to comply with a Second Request from the Federal Trade Commission or Department of Justice Antitrust Division or with a comparable request from another Governmental Authority unless both Buyer and Enterprises agree to comply with such request. Buyer shall pay, or cause to be paid, any and all filing fees in connection with all filings pursuant to any Regulatory Law.

(b)                                 Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (including, for this purpose, Enterprises and the Company) shall be required to agree to, or to become subject to, any commitments or other requirements associated with proposing, negotiating, committing to or effecting, by consent decree, hold separate orders, or otherwise, the sale, license, lease, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement, including any such assets, properties or businesses as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement. In addition, Buyer shall not have any obligation to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(c)                                  Subject to applicable Law, each party hereto shall cooperate with one another and consider in good faith the views of one another in connection with their filings under any Regulatory Law and in connection with resolving any investigation, request for information, or other regulatory inquiry commenced by any Governmental Authority relating to this Agreement.  Each party hereto shall promptly inform one another of any material communication received from any Governmental Authority relating to this Agreement.  To the extent practical and subject to applicable Law, each party hereto shall (i) give each other reasonable prior notice of any communications, meetings, or agreements with any Governmental Authority regarding this Agreement and (ii) in advance review, discuss and consider in good faith any such communications, meetings or agreements with one another.

(d)                                 Enterprises and the Company shall use reasonable best efforts to give all notices to, and obtain all consents and other instruments from, all third parties and other Persons that are described in Section 4.06 of the Disclosure Schedules and Section 7.02(f), Section 7.02(g), Section 7.02(j), Section 7.02(k), Section 7.02(l) and Section 7.02(m); provided, however, that Enterprises and Company shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.  Buyer shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties and other Persons that are described in Section 5.03 of the Disclosure Schedules and Section 7.03(e); provided, however, that Buyer shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.  Each party shall cooperate fully (but shall have no obligation to pay any consideration in connection therewith) with the other parties and their Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals.

Section 6.07                            Books and Records.

(a)                                 In order to facilitate the resolution of any claims made against or incurred by the Stockholders prior to the Closing, or for any other reasonable business purpose, for a period of three (3) years after the Closing, Buyer shall:

(i)                                     retain the books and records (including personnel files) of Enterprises and the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Enterprises and the Company; and

(ii)                                  upon reasonable notice and subject to the execution and delivery of a confidentiality agreement in form and substance reasonably acceptable to Buyer, afford the Representatives of the Stockholders, including the Stockholder Representative, reasonable access (including the right to make, at such Stockholder’s expense, photocopies), during normal business hours, to such books and records to the extent reasonably requested for the applicable reasonable business purpose.

(b)                                 Notwithstanding the foregoing, Buyer shall not be obligated to provide any Person with access to any books or records (including personnel files) pursuant to this Section 6.07 if such disclosure would (i) result in the loss of any attorney-client or similar privilege or (ii) contravene any applicable Law or binding agreement.  Buyer shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.  In addition, nothing in this Section 6.07 shall require Buyer to disclose any information relating to or in connection with any dispute or disagreement between Buyer or any of its Affiliates, on the one hand, and any Stockholder or any of its Affiliates, on the other hand.

Section 6.08                            Closing Conditions. From the date hereof until the Closing and subject to the other provisions of this Agreement, each party hereto shall, and Enterprises shall cause the Company to, use reasonable efforts to cause the closing conditions set forth in Article VII hereof to be satisfied.

Section 6.09                            Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), (a) no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media, in each case, prior to the Effective Time without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed) and (b) the parties shall cooperate as to the timing and contents of any such announcement prior to the Effective Time.  Each party shall give the other party prior notice of, and an opportunity to review, any press release to be issued by the other party on or prior to the Closing Date.

Section 6.10                            Further Assurances. Each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions, as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 6.11                            Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne 50% by Buyer and 50% by the Stockholders. Buyer shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Stockholder Representative shall cooperate with respect thereto as necessary) and pay any such Taxes, subject to reimbursement by the Stockholder Representative for the Stockholders’ portion of any such Tax; provided, however, that Stockholder Representative shall, on behalf of the Stockholders, timely file any Tax Return or other document with respect to any applicable real estate revenue stamp Taxes or fees (and Buyer shall cooperate with respect thereto as necessary) and pay any such Tax, subject to reimbursement by Buyer for Buyer’s portion of any such real estate revenue stamp tax.

Section 6.12                            Title Insurance.  Not more than fifteen (15) days after the date of this Agreement and not less than five (5) Business Days prior to the Closing Date, Enterprises shall provide Buyer, at Enterprises’ sole cost and expense, with a title insurance commitment, together with a copy of each document to which reference is made in such commitment, issued by Old Republic National Title Insurance Company, agreeing to issue to Enterprises or the Company (as applicable) a date-down endorsement and a non-imputation endorsement, each in form and substance reasonably satisfactory to Buyer, to the current owner’s policy of title insurance, policy number OX08082189, which Enterprises has made available to Buyer in the Data Room.

Section 6.13                            Survey.  Not more than thirty (30) days after the date of this Agreement but not less than five (5) Business Days prior to the Closing Date, Enterprises or the Company shall provide

Buyer, at Enterprises’ sole cost and expense,  with an updated survey of the Owned Real Property prepared in accordance with 2011 ALTA/ASCM standards, certified to Enterprises or the Company (as applicable) and the title insurance company, dated no more than ninety (90) days prior to the Closing and detailing the legal description, the perimeter boundaries, all improvements located thereon, all easements and encroachments, rights of way, utilities, rights and other matters (whether above or below ground) encumbering or affecting the Owned Real Property, and containing a surveyor certificate reasonably acceptable to Buyer and the title insurance company and prepared by a registered land surveyor satisfactory to Buyer and licensed to practice in the jurisdiction in which the Owned Real Property is located.

Section 6.14                            Section 280G Approval.  To the extent applicable, prior to the Closing Date, Enterprises shall cause the Company to (i) solicit waivers from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would be deemed to constitute “excess parachute payments” (within the meaning of Section 280G of the Code) (the “Waived 280G Benefits”), and (ii) solicit the approval of the Stockholders in a manner complying with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code of any Waived 280G Benefits; provided, however, that neither Enterprises nor the Company shall solicit any waiver or stockholder approval without the prior written approval of Buyer of the form of waiver, disclosure materials and other supporting documentation related to such waiver or approval.  Prior to the Closing, Enterprises shall cause the Company to provide to Buyer a schedule or other materials setting forth in reasonable detail the basis for its determination of the payments and benefits that it is proposing to have waived and disclosed to comply with this Section 6.14.

Section 6.15                            Option Proceeds.

(a)                                 Not later than immediately prior to the Effective Time, Enterprises shall cause the Board of Directors of Enterprises to adopt all resolutions, take all actions and obtain all consents necessary to provide that:

(i)                                     all outstanding Enterprises Options heretofore granted pursuant to the Option Plan shall be exercised by the holders thereof immediately prior to the Effective Time and cease to represent, at the time of such exercise, a right to acquire Shares;

(ii)                                  each Share issued upon exercise of Enterprises Options shall be converted into the right to receive, at the Effective Time, the Per Share Consideration in accordance with Article III;

(iii)                               each Enterprises Option and the Option Plan shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other Equity Interests of Enterprises shall be cancelled, effective as of the Effective Time, without any liability on the part of Enterprises (except as otherwise expressly provided in this Agreement); and

(iv)                              no Person shall have any right under any Enterprises Option, the Option Plan or any other plan, program, agreement or arrangement with respect to the capital stock or other Equity Interests of Enterprises (except as otherwise expressly provided in this Agreement) at and after the Effective Time.

(b)                                 Enterprises shall cooperate with Buyer, and keep Buyer fully informed, with respect to all resolutions, actions and consents that Enterprises intends to adopt, take and obtain in connection with the matters described in Section 6.15(a).  Without limitation, Enterprises shall provide Buyer with a reasonable opportunity to review and comment on all such resolutions, actions and consents.

(c)                                  Notwithstanding anything to the contrary set forth herein, each of Buyer, Acquisition Sub, Enterprises, the Stockholder Representative and the Stockholders hereby agrees that (i) if any Person acquires Shares by exercising any Enterprises Options at or prior to the Effective Time and, in consideration therefor, delivers a promissory note for the aggregate exercise price of such Enterprises Options which remains outstanding as of the Effective Time, Buyer shall deduct and withhold the full amount due and owing under such promissory note from the portion of the Stockholder Closing Payment Amount payable to such Person and (ii) each such promissory note shall be deemed paid in full by such Person by such deduction and withholding.  The aggregate of all amounts withheld as payment of such promissory notes shall be the “Option Proceeds” and shall be deemed to be received by, and constitute Closing Cash of, Enterprises.

(d)                                 Notwithstanding anything to the contrary in this Agreement, Buyer shall pay (i) the portion of the Stockholder Closing Payment Amount and (ii) the portion of any amount payable to the Stockholders pursuant to Section 2.04(c), in each case, attributable to Shares issued in connection with the exercise of Enterprises Options by Employee Optionholders in accordance with Section 6.15 to the Company, and Enterprises will cause the Company to pay the same no later than the next payroll of the Company to the recipients thereof in the amounts required by this Agreement minus the amounts required to be deducted and withheld from the recipient under the Code, any provision of any other applicable Law or any Benefit Plan.

Section 6.16                            Notification.

(a)                                 Prior to the Closing, Enterprises shall promptly notify Buyer (in writing after Enterprises or the Company has notice thereof), and Buyer shall promptly notify the Stockholder Representative (in writing after Buyer has notice thereof), and keep such other party advised, as to any Action pending and known to such party or, to its knowledge, threatened against such party or any of its Affiliates that challenges the transactions contemplated hereby.

(b)                                 Prior to the Closing, each party shall use its reasonable best efforts to provide the other parties with prompt written notice of (a) any event the occurrence or non-occurrence of which such party is aware and that would be reasonably likely to (i) result in any inaccuracy or breach of any representation or warranty made by such party in this Agreement, (ii) result in any breach of any covenant made by such party in this Agreement or (iii) result in any condition set forth in Article VII to be unsatisfied at any time from the date of this Agreement to the Closing or (b) any communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.16(b) shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.  For the avoidance of doubt, for purposes of determining the accuracy of the representations and warranties of Enterprises made pursuant to this Agreement, the Disclosure Schedules shall be deemed to include only that information contained therein on the date hereof and shall be deemed to exclude any information contained in any notification to Buyer pursuant to this Section 6.16(b) or otherwise.

Section 6.17                            Financing.Buyer shall use reasonable best efforts to arrange financing on terms and conditions no less favorable to Buyer than those described in the Commitment Letter (the “Debt Financing”), including its reasonable best efforts to (a) negotiate definitive agreements with respect thereto on terms and conditions set forth therein and (b) satisfy all conditions applicable to Buyer in such definitive agreements that are reasonably within its control.  Buyer shall provide the Stockholder Representative with prompt written notice of any material breach of the Commitment Letter (by any party) or any termination of the Commitment Letter.  Enterprises shall provide, and shall cause its Affiliates to provide, all cooperation reasonably requested by Buyer in connection with the Debt Financing (provided that such requested cooperation does not materially interfere with the ongoing operations of Enterprises and the Company).

Section 6.18                            Acquisition Proposals. From after the date of this Agreement until the Closing, Enterprises shall not, and shall cause the Company and the Representatives of Enterprises and the Company not to, directly or indirectly (a) encourage, solicit, initiate, make or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (b) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any Person (other than Buyer) in connection with any Acquisition Proposal, (c) release or permit the release of any Person from, or waive or permit the waiver of any provisions of, or otherwise fail to exercise its rights under, any confidentiality or similar agreement to which Enterprises or the Company is a party or under which Enterprises or the Company has any rights with respect to the divestiture of any securities or any material portion of the assets of Enterprises or the Company (except for any such agreement with Buyer or any of its Affiliates) or (d) enter into any agreement, letter of intent, agreement-in-principle, acquisition agreement or other instrument contemplating or otherwise relating to any Acquisition Proposal or requiring such party to abandon, terminate or fail to consummate any of the transactions contemplated by this Agreement.  Enterprises shall, and shall cause the Company and the Representatives of Enterprises and the Company to, immediately request each Person who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring Enterprises or the Company, or any portion of the foregoing, to return all nonpublic information heretofore furnished to such Person by or on behalf of Enterprises, the Company or any of their respective Representatives.

Section 6.19                            Stockholder Approval.

(a)                                 After the date of this Agreement Enterprises shall, and shall cause the Board of Directors of Enterprises to, take all actions required of a corporation that desires to merge in accordance with Section 251 of the DGCL.  Without limitation, Enterprises shall deliver to the Stockholders, on or before the fifth (5th) Business Day after the date of this Agreement, (i) the Enterprises Board Recommendation, (ii) a designation of the Merger as an “Approved Sale” under the Stockholder Agreement and a notice of the Stockholders obligations under the Stockholder Agreement, (iii) a confidential written information statement relating to the Merger, (iv) a request of the Stockholder Approval from the Stockholders by the execution and delivery to Enterprises of a written consent of the Stockholders owning all of the issued and outstanding Shares as of the date hereof adopting and approving this Agreement and the transactions contemplated herein (including, without limitation, the Merger) (such written consent being the “Written Consent”) and (v) such additional information as is required by Law to be provided to the Stockholders (collectively, the “Stockholder Approval Packet”).

(b)                                 In addition to and not in limitation of the foregoing, Enterprises shall use its best efforts to obtain the Stockholder Approval by the execution and delivery to Enterprises of the Written Consent by all Stockholders, including the Stockholders that are party to the Voting Agreements, on or before the fifth (5th) Business Day following the delivery of the Stockholder Approval Packet.  Promptly following receipt of effective counterparts to the Written Consent sufficient to constitute the Stockholder Approval, Enterprises shall deliver a copy of such Written Consent to Buyer.

(c)                                  Not less than ten (10) days after receipt of the Stockholder Approval, Enterprises shall prepare and mail (i) to the each Stockholder that executed a counterpart to the Written Consent, a notice of the Stockholder Approval (including a copy of the Written Consent), a Transmittal Letter and instructions related thereto and (ii) to each Stockholder that did not execute a counterpart to the Written Consent, a notice that shall include (A) notice of the Stockholder Approval, including a copy of the executed Written Consent, in accordance with Section 228(e) of the DGCL and the Organizational Documents of Enterprises, (B) notice of such Stockholders’ appraisal rights in accordance with Section 262 of the DGCL and (C) all other information required by applicable Law, including Section 262 of the DGCL.

(d)                                 If, at any time prior to the Effective Time, Enterprises discovers that any information provided to any Stockholder pursuant to this Section 6.19 included any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, then Enterprises shall promptly notify Buyer, and to the extent required or advisable under applicable Law, Enterprises shall promptly disseminate an appropriate amendment or supplement describing such information to the Stockholders.  Notwithstanding the foregoing, prior to the delivery any of the documents or materials contemplated by this Section 6.19 (or of any amendment or supplement thereto), Enterprises shall (i) provide Buyer with a reasonable opportunity to review and comment on such documents and (ii) include in such documents all reasonable comments that Buyer proposes.  Notwithstanding anything to the contrary in this Agreement, no amendment or supplement to the Stockholder Approval Packet (or any component document thereof) shall be made without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed).

(e)                                  The Board of Directors of Enterprises shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Buyer the Enterprises Board Recommendation or take any action or make any statement inconsistent with such recommendation, including a recommendation by the Enterprises’ Board of Directors of an Acquisition Proposal; provided, however, that the Board of Directors of Enterprises shall not be required to make Enterprises Board Recommendation, and shall be permitted to withdraw, modify or change such recommendation, to the extent the exercise of the fiduciary duties of the Board of Directors of Enterprises to the holders of the Shares under applicable Law so requires.

Section 6.20                            Special Payroll; Other Payments by Company.

(a)                                 From and after the date hereof, Buyer and Enterprises shall use their reasonable best efforts (including cooperation) to cause the Company (or its payroll provider) to effect the payment of any amounts that this Agreement requires to be paid on the next payroll of the Company to be paid by a special payroll run on the Closing Date, in each case less the amounts required to be deducted and withheld under the Code, any provision of any other applicable Law or any Benefit Plan.

(b)                                 From and after the date hereof, Buyer and Enterprises shall use their reasonable best efforts (including cooperation) to cause the Company to effect the payment of the portion of the Deal Bonus Payments described in Section 2.02(a)(i)(E) that are payable to Persons who are not (and have not ever been) employees of the Company to be paid upon the same becoming due in accordance with this Agreement, in each case less the amounts required to be deducted and withheld under the Code, any provision of any other applicable Law or any Benefit Plan, if applicable.

Section 6.21                            Intercompany Accounts.   At or prior to the Closing, Enterprises shall cause all intercompany accounts involving (a) any Affiliate of Enterprises, on one hand, and Enterprises and/or the Company, on the other hand, and (b) Enterprises, on one hand, and the Company, on the other hand, to be settled and terminated in all respects without any liability from or to Enterprises or the Company following the Closing.

Section 6.22                            [Intentionally Omitted]

Section 6.23                            Securities Filings. Prior to the Closing, Enterprises shall, at Buyer’s sole cost and expense: (a) upon Buyer’s request, assist Buyer and its Representatives, and use its reasonable efforts to cause others to assist Buyer and its Representatives, in meeting Buyer’s Securities and Exchange Commission (“SEC”) reporting obligations related to this Agreement or any of the transactions contemplated hereby, including the preparation of any audited and/or unaudited historical and pro forma financial statements relating to Enterprises and the obtaining of any consents that may be required in connection with such reporting obligations, and (b) furnish such information as Buyer may reasonably request in connection with such financial statements or otherwise relating to the performance of Buyer’s SEC reporting obligations.  In furtherance and not in limitation of the foregoing, Enterprises shall, at Buyer’s sole cost and expense, use its reasonable efforts to cause McGladrey LLP, or such other nationally recognized public accounting firm as Enterprises and Buyer shall mutually agree upon, to prepare and deliver to Buyer by no later than December 31, 2014 unaudited financial statements consisting of the balance sheet of Enterprises and the Company, on a consolidated basis, as of September 30 in each of the years 2014 and 2013 and the related statements of income and cash flows for the nine-month periods then ended, in each case prepared in accordance with GAAP.

Section 6.24                            Replacement Letter of Credit.  At the Closing as Buyer determines, Buyer shall deliver, or cause to be delivered, to The PrivateBank and Trust Company (“PrivateBank”) either (a) cash collateral or other collateral acceptable to PrivateBank sufficient to secure the reimbursement obligations of Enterprises and the Company to PrivateBank with respect to that certain Irrevocable Standby Letter of Credit No. 247872201 dated January 26, 2012 (the “Letter of Credit”) issued by PrivateBank to Great American Insurance Company (“Great American”) in the face amount of $330,000, provided that the value of such cash or other collateral shall not exceed $330,000, or (b) the original Letter of Credit, together with Great American’s executed, dated letter directed to PrivateBank, referencing the Letter of Credit by number and giving PrivateBank unconditional authorization to cancel the Letter of Credit, together with such other documents as may be required by PrivateBank in order for PrivateBank to cancel the Letter of Credit on the Closing Date.

Section 6.25                            Tax Returns.

(a)                                 Pre-Closing Tax Returns. Prior to the Closing, the Company, at the Company’s expense, shall prepare and file on a timely basis all Tax Returns that are required to be filed by Enterprises or the Company prior to the Closing Date (taking into account any extensions of time to file).  Following the Closing, the Stockholder Representative shall cause to be prepared, at the expense of the Stockholder Representative, (i) any Tax Returns of Enterprises or the Company for periods ending on or before the Closing Date, that are due after the Closing Date (taking into account any extensions of time to file) and (ii) any carryback Tax Returns claiming a refund (or applying such to reduce the assessment of Taxes otherwise due, as calculated on a with or without basis) with respect to the net operating loss, if any, attributable to any income Tax period (x) ending on the Closing Date or (y) the portion of any income Tax period ending on the Closing date for an income Tax period starting before the Closing Date and ending after the Closing Date.  Each Tax Return described in this Section 6.25(a) is referred to as a “Pre-Closing Tax Return”.  To the extent Enterprises or the Company historically utilized a paid-preparer with respect to the applicable Pre-Closing Tax Return, Enterprises or the Company shall utilize McGladery LLP (or such other certified public accounting firm reasonably satisfactory to the Stockholder Representative and Buyer) as paid preparer for such Pre-Closing Tax Return.  All such Pre-Closing Tax Returns shall be prepared in accordance with the conventions provided in Section 6.25(d).

(b)                                 Straddle Tax Return.  Buyer shall prepare or cause to be prepared, at Buyer’s expense, and file or cause to be filed all Tax Returns for Enterprises or the Company for all periods that begin before the Closing Date and end after the Closing Date (each a “Straddle Tax Return”).  All such Tax Returns shall be prepared in accordance with the conventions provided in Section 6.25(d).

(c)                                  Tax Return Procedure.  At least thirty (30) days prior to the due date, including any available extensions, or filing of any Pre-Closing Tax Return, Straddle Tax Return, or Tax Return Amendment (or as soon as practicable if such Tax Return is due less than thirty (30) days), the preparing party shall provide a draft of such Tax Return to the other party for its review and comment.  All reasonable comments and changes requested by the reviewing party shall be incorporated in the Tax Return actually filed; provided such comments are consistent with applicable Tax Law and the provisions of this Agreement.  Any disputes with respect to the underlying Tax shall be resolved in the manner provided in Section 6.25(i).  For purposes of this Section 6.25, the due date of any carryback Tax Return described in subclause (ii) of Section 6.25(a) shall be deemed to be the due date of the corresponding Tax Return reporting the net operating loss (taking into account any extensions of time to file).  The parties shall cause Enterprises and the Company to file each Pre-Closing Tax Return and Straddle Tax Return in a manner consistent with this Agreement, and shall cause Enterprises and the Company, as the case may be, to pay the amount of Taxes shown due on such Tax Return.  To the extent such Pre-Closing Tax Return is filed after the Closing Date, the Stockholders shall pay to the Buyer within five (5) days of filing the amount of any Taxes shown due with respect to such Pre-Closing Tax Return over the amount (if any) included as a Current Liabilities on the Closing Balance Sheet (as finally determined).  The Stockholders shall pay to the Buyer within five (5) days of filing the amount of Taxes shown due on such Straddle Tax Return related to the Stockholders’ portion of such period (as determined in accordance with the definition of Pre-Closing Taxes) over the amount (if any) included as a Current Liabilities on the Closing Balance Sheet (as finally determined).

(d)                                 Reporting Methodologies.  Except to the extent such position lacks support in Law or fact to arise to a “more likely than not” position, Buyer, Enterprises, the Company and the Stockholder Representative agree with respect to Pre-Closing Tax Returns and Straddle Tax Returns as follows: (i) to prepare (or caused to be prepared) each such Tax Return on a basis consistent with existing procedures, practices and accounting methods, (ii) to report (and have Enterprises and the Company report) any amounts paid by Enterprises or the Company with respect to accountants, lawyers and investment bankers for services in connection with the Merger, to the extent paid or accrued on or prior to the Closing Date, as being deductible for income Tax purposes on or before the Closing Date (or portion of the tax period beginning before the Closing Date and ending after the Closing Date which ends on the Closing Date) and to not apply the “next day rule” under Treasury Regulation section 1.1502-76(b)(1)(ii)(B) with respect to such deductions; (iii) to make (and have Enterprises and the Company and make) an election under Revenue Procedure 2011-29 to deduct seventy percent (70%) of any amounts that are success-based fees as defined in Treasury Regulation section 1.263(a)-5(f); and (iv) to report (and have Enterprises and the Company report) the Deal Bonus Payments as being deductible for income Tax purposes on or before the Closing Date (or portion of the or portion of the tax period beginning before the Closing Date and ending after the Closing Date which ends on the Closing Date ending on the Closing Date) and to not apply the “next day rule” under Treasury Regulation section 1.1502-76(b)(1)(ii)(B) with respect to such deductions.  Unless otherwise required by a determination of the applicable Tax authority that is final, neither Buyer, Enterprises nor the Company shall file a Tax Return that is inconsistent with this Section 6.25(d) and neither Buyer, Enterprises nor the Company shall take any position during the course of any Tax audit, proceeding or other dispute that is inconsistent with any agreement pursuant to this Section 6.25(d).

(e)                                  Amendment. After the Closing, Buyer and Enterprises shall not, and shall cause the Company not to, amend, restate, or otherwise modify any Tax Return filed by Enterprises or the Company prior to the Closing (each such amendment, restatement or modification, a “Tax Return Amendment”) without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld or delayed).

(f)                                   Cooperation on Tax Matters.  Buyer, Enterprises, the Company, the Stockholders and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested in connection with the filing of Tax Returns pursuant to this Section 6.25 and any audit, appeal, hearing, litigation or other proceeding or filing with respect to Taxes of Buyer, Enterprises or the Company.  Such cooperation shall include the retention (or delivery) and (upon request) the provision of records and information that are reasonably relevant to any Tax proceeding and making employees reasonably available on a mutually convenient basis to provide additional information, explanation or testimony of any material provided hereunder.

(g)                                  Audits.  Buyer shall promptly notify the Stockholder Representative in writing upon receipt by Buyer, or any of its Affiliates or, after the Closing Date, Enterprises or the Company of notice of any pending Tax audits, assessments or other proceeding relating to any taxable period of Enterprises or the Company starting prior to the Closing Date, otherwise relates to a Tax for which any Buyer Indemnified Party may be entitled to indemnification pursuant to this Agreement, or relates to the NOL Payment Amount, provided that the failure to provide such notice shall not relieve any Indemnified Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is irreparably prejudiced by reason of such failure.  The Stockholder Representative (i) shall have the right to represent Enterprises’s and the Company’s and interests in any Tax audit or administrative or court proceeding relating solely to periods ending on or before the Closing Date, and (ii) shall have the right to participate in any Tax audit or administrative or court proceeding relating in part to, a taxable period ending on or before, or that includes but does not end on, the Closing Date; provided, however, that in the case of any Tax audit or administrative or court proceeding described in clause (i) above, Buyer and its representatives shall be permitted, at Buyer’s expense, to be present at, and participate in, any such audit or proceeding.  Neither Buyer nor any Affiliate of Buyer shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes with respect to which any Buyer Indemnified Party would be entitled to indemnification pursuant to this Agreement, or which would result in a Recomputation Event requiring payment by the Stockholders pursuant to Section 6.26, without the prior written consent of the Stockholder Representative (which consent may not be unreasonably withheld, conditioned or delayed).  The Stockholder Representative shall not settle, either administratively or after the commencement of litigation, any claim for Taxes governed by this Section 6.25(g) without the prior written consent of Buyer.  To the extent any provision of this Section 6.25 conflicts with Section 8.05, the provisions of this Section 6.25(g) shall control.

(h)                                 Adjustments to Purchase Price.  All payments or reimbursements made pursuant to this Section 6.25 shall be treated as adjustments to the Purchase Price for Tax purposes except to the extent otherwise required by applicable Law.

(i)                                     Disputes.  Any dispute as to any amount of underlying Tax addressed by this Section 6.25 shall be resolved in accordance with the procedures described in Section 2.04(d)(iii) by the Independent Accountants, acting as an expert only and not as an arbitrator.  The Independent Accountants shall be instructed to resolve any such disputes within thirty (30) days after its appointment or, in the case of a dispute under Section 6.25(c), within three (3) days prior to the due date for filing the applicable Tax Return.  The resolution of such disputes by the Independent Accountants shall be set forth in writing, shall be within the range of dispute between Buyer and the Stockholder Representative and shall be binding upon all parties.  The fees and expenses of the Independent Accountants shall be borne equally by the Stockholders (jointly and severally), on the one hand, and Buyer, on the other hand.  If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be initially filed in the manner which the party responsible for preparing such Tax Return deems correct, and upon resolution, shall be adjusted in accordance with such resolution.

Section 6.26                            Net Operating Loss Adjustment.

(a)                                 Following the Closing Date, the Stockholders (jointly and severally) shall make a payment of the positive excess (if any) of (i) the Tax Asset over (ii) the amount actually collected as a refund (or the amount applied to reduce the assessment of Taxes otherwise due, as calculated on a with or without basis) as a result of applying the underlying net operating loss related to the Tax Asset to any Tax period starting before the Closing Date (the “NOL Payment Amount”).  By way of example, if the Tax Asset is $1,000,000 and the amount of refund collected with respect to the carryback of the underlying net operating losses is $800,000, then the NOL Payment Amount shall be $200,000 ($1,000,000 - $800,000).

(b)                                 The “Tax Asset” means the aggregate amount claimed as a refund (or the amount applied to reduce the assessment of Taxes otherwise due, as calculated on a with or without basis) on all carryback Tax Returns filed with respect to the net operating loss, if any, attributable to any income Tax period (x) ending on the Closing Date or (y) the portion of any income Tax period ending on the Closing date for an income Tax period starting before the Closing Date and ending after the Closing Date.  For clarity, no event or development following the Closing Date (other than the preparation of the applicable Tax Return) shall be taken into account in determining the Tax Asset.

(c)                                  Buyer, the Stockholders and the Stockholders Representative agree to recompute the NOL Payment Amount upon the occurrence of (i) the denial (or deemed denial) of any refund claim related to the NOL Payment Amount, (ii) the filing of any amended Tax Return related to the NOL Payment Amount, (iii) the final determination of any audit, review, litigation or other proceeding related to any Tax Return related to the NOL Payment Amount, or (iv) the receipt of any Tax refund related to the NOL Payment Amount previously denied (or deemed denied) (each a “Recomputation Event”).  As soon as practical following a Recomputation Event, Buyer shall deliver a statement to the Stockholder Representative showing the revised calculations of the NOL Payment Amount.  If any recomputation results in a decrease in the NOL Payment Amount, the Buyer shall pay to the Stockholders the amount equal the excess, if any, of such recomputed NOL Payment Amount over the aggregate net payments pursuant to this Section 6.26 (but in no event may the payment by the Buyer exceed the amount of prior net payments of the NOL Payment Amount.  If any recomputation results in an increase in the NOL Payment Amount, the Stockholders (jointly and severally) shall pay to the Buyer the amount equal the excess, if any, of the recomputed NOL Payment Amount over the aggregate prior net payments of the NOL Payment Amount (but in no event may the aggregate net payments by the Stockholders exceed the NOL Payment Amount).  Any such amount shall be paid within ten (10) days of presentation of a statement showing the calculation of the recomputed NOL Payment Amount; provided, however, that no amount shall be due and payable with respect to any Recomputation Event set forth in subsections (i) or (iii), above, until such denial, audit, review, litigation or other proceeding becomes final and unappealable.

(d)                                 The Stockholder Representative shall be entitled to act on behalf of the Stockholders with respect to all determinations with respect to this Section 6.26. Any dispute as to the NOL Payment Amount shall be resolved in accordance with the procedures described in Section 2.04(d)(iii) by the Independent Accountants, acting as an expert only and not as an arbitrator.  The Independent Accountants shall be instructed to resolve any such disputes within thirty (30) days after its appointment. The resolution of such disputes by the Independent Accountants shall be set forth in writing, shall be within the range of dispute between Buyer and the Stockholder Representative and shall be binding upon all parties.  The fees and expenses of the Independent Accountants shall be borne equally by Stockholders (jointly and severally), on the one hand, and Buyer, on the other hand.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01                            Conditions to Obligations of All Parties. The obligations of each party to be performed on or after the Closing Date under this Agreement shall be subject to the fulfillment or waiver (in writing), at or prior to the Closing, of each of the following conditions:

(a)                                 The filings of Buyer, Enterprises and any Stockholder required to make such filing pursuant to any applicable Regulatory Filing, if any, shall have been made and all waiting periods applicable to the transactions contemplated by this Agreement under applicable Regulatory Laws shall have expired or terminated or have been waived, and all approvals and rulings by, and filings with, Governmental Authorities in respect of the transactions contemplated by this Agreement under applicable Regulatory Laws shall have been (or shall be deemed to have been) obtained, waived or made.

(b)                                 No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c)                                  The Stockholder Approval shall have been obtained.

Section 7.02                            Conditions to Obligations of Buyer and Acquisition Sub. The obligations of Buyer and Acquisition Sub to be performed on or after the Closing Date under this Agreement shall be subject to the fulfillment or Buyer’s waiver (in writing), at or prior to the Closing, of each of the following conditions:

(a)                                 Each of the representations and warranties of Enterprises contained in Article IV that is qualified as to materiality shall be true and correct in all respects when made and shall be true and correct in all respects at and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and each of the representations and warranties of Enterprises contained in Article IV that is not qualified as to materiality shall be true and correct in all respects when made and shall be true and correct in all material respects at and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects or in all material respects (as applicable) as of that specified date).

(b)                                 Enterprises and the Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date, including the delivery of all documents described in Section 2.02(b).

(c)                                  No change, event, development, condition, occurrence or combination of changes, events, developments, conditions or occurrences, including any change, event, development, condition or occurrence that reflects an adverse change in the matters disclosed to Buyer in the Disclosure Schedules, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect shall have occurred after the date of this Agreement.

(d)                                 Enterprises shall have delivered to Buyer a certificate, dated the Closing Date and signed by a duly authorized officer of Enterprises, that each of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

(e)                                  Enterprises shall have delivered to Buyer a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Enterprises (i) certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Enterprises and the stockholders of Enterprises authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) certifying the names and signatures of the officers of Enterprises authorized to sign this Agreement and the other documents to be delivered hereunder.

(f)                                   Enterprises shall have received, and shall have delivered to Buyer copies of, evidence of the termination of the Related Party Agreements set forth in Section 7.02(f) of the Disclosure Schedules as of the Closing in form and substance acceptable to Buyer.

(g)                                  Enterprises shall have delivered to Buyer all Payoff Letters.

(h)                                 No Stockholder shall have breached or terminated any Voting Agreement.

(i)                                     The Stockholder Representative shall have delivered to Buyer, not later than two (2) Business Days prior to the Closing Date, the Closing Direction Letter.

(j)                                    Stockholders owning not less than ninety percent (90.00%) of the issued and outstanding Shares shall have executed and delivered to Buyer duly completed Transmittal Letters (and related Certificates and other documentation);

(k)                                 All of the holders of Enterprises Options shall have delivered (i) to Enterprises, in form and substance reasonably acceptable to Buyer, documentation evidencing the exercise of the Enterprises Options held by such Persons and promissory notes payable to Enterprises for the aggregate exercise price of such Enterprises Options and (ii) to Buyer, duly completed Transmittal Letters (and related Certificates and other documentation) with respect to Shares issued upon the exercise of such Enterprises Options;

(l)                                     Enterprises shall have delivered to Buyer estoppel certificates or status letters from the landlord under each Real Property Lease, in form and substance reasonably satisfactory to Buyer, certifying (i) that the applicable Real Property Lease is valid and in full force and effect; (ii) the amounts payable by Enterprises or the Company under the applicable Real Property Lease and the date to which the same have been paid; (iii) whether there are, to the knowledge of said landlord, any defaults thereunder and, if so, specifying the nature thereof; and (iv) that the transactions contemplated by this Agreement will not constitute a default under the lease and said landlord, in any event, approves of, and consents to, the same.

(m)                             Enterprises shall have delivered to Buyer such consents to assignment, waivers and similar instruments as Buyer reasonably determines are necessary to permit the consummation of the transactions contemplated hereby, in form and substance reasonably satisfactory to Buyer.

(n)                                 Buyer shall have received the loan proceeds contemplated by the Debt Financing.

(o)                                 Enterprises shall have delivered to Buyer all other documents, instruments or writings otherwise necessary to effect the intent hereof and such other certificates of authority and documents, both as Buyer may reasonably request.

Section 7.03                            Conditions to Obligations of Enterprises. The obligations of Enterprises to be performed on or after the Closing Date under this Agreement shall be subject to the fulfillment or Enterprises’ waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 The representations and warranties of Buyer contained in Article V shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b)                                 Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)                                  Buyer shall have delivered to Enterprises a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(d)                                 Buyer shall have delivered to Enterprises shall a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer (i) certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) certifying the names and signatures of the officers of Buyer authorized to sign this Agreement and the other documents to be delivered hereunder.

(e)                                  Buyer shall have delivered to Enterprises all other documents, instruments or writings otherwise necessary to effect the intent hereof and such other certificates of authority and documents, both as Enterprises may reasonably request.

ARTICLE VIII
INDEMNIFICATION

Section 8.01                            Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 15 months after the Closing Date (the “Expiration Date”); provided, that (a) the representations and warranties in Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06(a), Section 4.12(a) and Section 4.29 (collectively, the “Fundamental Representations”) shall survive indefinitely, (b) the representations and warranties in Section 4.17 shall survive until the date that is 36 months after the Closing Date and (c) the representations and warranties in Section 4.20 shall survive until the date that is 30 days after the underlying obligation is barred by the applicable period of limitation under applicable Law relating thereto (as such period may be extended by waiver). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date (it being understood that covenants and other agreements without a lapse date shall be deemed to apply after the Closing Date unless the context contemplates otherwise), and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, (i) any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved, and (ii) if any act, omission, disclosure or failure to disclose shall form the basis for a claim or action for an inaccuracy or breach of more than one representation or warranty and such claims have different periods of survival hereunder, then the expiration of the survival period of one claim or action shall not affect an Indemnified Party’s right to make a claim or action based on the inaccuracy or breach of representation or warranty still surviving.

Section 8.02                            Indemnification By Stockholders. Subject to the other terms and conditions of this Article VIII, if the Closing occurs, then, from and after the Closing, the Stockholders, jointly and severally, shall indemnify Buyer and its Affiliates (including Enterprises and the Surviving Entity) and their respective controlling persons, directors, managers, officers, employees, agents and other Representatives (collectively, the “Buyer Indemnified Parties”) against, and shall hold the Buyer Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a)                                 any inaccuracy in or breach of any of the representations or warranties of Enterprises contained in Article IV of this Agreement;

(b)                                 any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any Stockholder or the Stockholder Representative at or after the Closing pursuant to this Agreement;

(c)                                  any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Enterprises or the Stockholder Representative at or prior to the Closing pursuant to this Agreement;

(d)                                 any Stockholder’s exercise or threatened exercise of such Stockholder’s dissenter’s or appraisal rights under the DGCL, but only to the extent in excess of the Per Share Consideration which, absent such Stockholder’s exercise or threatened exercise of such dissenter’s or appraisal rights, would be payable to such Stockholder hereunder;

(e)                                  the Closing Direction Letter, including any claim or demand relating to the accuracy or completeness thereof but excluding claims caused by Buyer’s failure to comply with the terms of Closing Direction Letter;

(f)                                   the manner in which the Stockholder Representative administers or maintains any portion of the Purchase Price that is delivered to the Stockholder Representative pursuant to this Agreement (including the Stockholder Representative Retained Amount), including any claim or demand relating to the timeliness or manner in which the Stockholder Representative uses, fails to use, distributes or fails to distribute any such funds;

(g)                                  any Indebtedness of Enterprises or the Company as of the Closing that was not satisfied pursuant to Section 2.02(a)(i)(C);

(h)                                 any Closing Payments, Deal Bonus Payments and other bonuses and other amounts (including change of control bonuses, stay put bonuses and retention bonuses) payable to any of the directors, officers or employees of Enterprises or the Company in connection with the consummation of the transactions contemplated by this Agreement, whether payable on the Closing Date or thereafter and whether disclosed to Buyer or not disclosed to Buyer, that were not satisfied pursuant to Section 2.02(a)(i)(D) or Section 2.02(a)(i)(E), but excluding (i) claims caused by Buyer’s failure to cause the payment of any of the Deal Bonus Payments after the Closing pursuant Section 6.20 or caused by Buyer’s failure to comply with the terms of Closing Direction Letter and (ii) any such amounts payable as a result of any agreement to which Buyer or an Affiliate of Buyer (excluding Enterprises and the Company) is a party or as a result of any plan, arrangement or agreement instituted or entered into by Enterprises or the Company at Buyer’s express written request after the date of this Agreement and prior to the Closing;

(i)                                     any Pre-Closing Taxes; or

(j)                                    the matters set forth on Section 8.02(j) of the Disclosure Schedules.

Section 8.03                            Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, if the Closing occurs, then, from and after the Closing, Buyer shall indemnify each Stockholder against, and shall hold each Stockholder harmless from and against, any and all Losses incurred or sustained by, or imposed upon, such Stockholder based upon, arising out of, with respect to or by reason of:

(a)                                 any inaccuracy in or breach of any of the representations or warranties of Buyer contained in Article V of this Agreement; or

(b)                                 any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 8.04                            Certain Limitations. The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.” The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a)                                 Except with respect to Fundamental Representations, the Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 8.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds $900,000 (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible. Except with respect to Fundamental Representations, with respect to any claim as to which the Indemnified Party may be entitled to indemnification under Section 8.02(a), the Indemnifying Party shall not be liable for any individual Loss or series of related Losses with respect to a particular inaccuracy or breach of a representation or warranty arising out of the same event or circumstance which do not exceed $10,000 in the aggregate (which Losses shall not be counted toward the Deductible).

(b)                                 Except with respect to Fundamental Representations, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.02(a) shall not exceed $9,000,000. With respect to the Fundamental Representations, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.02(a) shall not exceed the Purchase Price, adjusted as provided in this Agreement.

(c)                                  Payments by an Indemnifying Party pursuant to Section 8.02 or Section 8.03 in respect of any Loss shall be limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or similar payment actually received by the Indemnified Party (or the Company or Enterprises if Buyer is the Indemnified Party) in respect of any such claim (net of all Losses incurred to recover such insurance proceeds or indemnity, contribution or similar payment). The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies for any Losses (as applicable), provided that the Indemnified Party shall have no obligation to commence or otherwise participate in any Action with respect thereto or to use any efforts to seek any indemnity, contribution or similar payment (other than under an insurance policy).

(d)                                 Except to the extent awarded to a third party in a Third Party Claim for which the Indemnified Party is otherwise entitled to indemnification under this Article VIII, in no event shall any Indemnifying Party be liable for any punitive damages as a result of a breach of this Agreement.

(e)                                  Each Indemnified Party shall take all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that gives rise thereto and the right to indemnification hereunder, in each case, to the extent required by applicable Law.

(f)                                   No claim for indemnification may be asserted against either party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim is provided to such party on or prior to the date on which the representation, warranty, covenant or agreement on which such claim is based ceases to survive as set forth in Section 8.01.

(g)                                  The limitations set forth in subclauses (a) and (b) of this Section 8.04 do not in any way limit the obligation of any Indemnifying Party to indemnify any Indemnified Party from and against any Losses arising from any breach of a covenant, even if such breach also constitutes a breach of a representation or warranty.  Without limitation, the obligations of the Stockholders to indemnify the Buyer Indemnified Parties from and against all Losses for which the Buyer Indemnified Parties are entitled to indemnification under subclause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of Section 8.02 shall be unaffected by the limitations set forth in subclauses (a) and (b) of this Section 8.04.

(h)                                 Indemnification for the matters described in Item 4 of Section 8.02(j) of the Disclosure Schedules shall be limited to the extent set forth therein.

Section 8.05                            Indemnification Procedures.

(a)                                 Third-Party Claims.

(i)                                     If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement, a Stockholder (other than in connection with Appraisal Demands or in connection with the events and circumstances set forth in Section 8.02(j) of the Disclosure Schedules), an Affiliate of a party to this Agreement or of a Stockholder or a Representative of any of the foregoing (each a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party (or if Buyer is the Indemnified Party, the Stockholder Representative) prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is irreparably prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail and shall indicate the estimated amount of the Loss that has been or may be sustained by the Indemnified Party, in each case, to the extent known and reasonably practical at the time.

(ii)                                  If the Indemnifying Party admits that it has an indemnification obligation hereunder with respect to a Third-Party Claim, in which case such admission shall constitute the Indemnifying Party’s undertaking to pay directly all costs, expenses, damages, judgments, awards, penalties, assessments and other Losses incurred in connection therewith, then the Indemnifying Party (or, if Buyer is the Indemnified Party, the Stockholder Representative on behalf of the Indemnifying Party) shall have the right to participate in, or by giving prompt written notice to the Indemnified Party, to assume the defense of the Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense.  Notwithstanding the foregoing, neither the Stockholder Representative nor any Stockholder shall have the right to assume and/or maintain control of the defense of a Third-Party Claim if any such Third Party Claim (A) seeks non-monetary relief, (B) involves criminal allegations, or (C) involves Losses that are reasonably expected to exceed the maximum amount for which the Stockholders could be liable under this Article VIII.

(iii)                               In the event that the Indemnifying Party (or, if Buyer is the Indemnified Party, the Stockholder Representative on behalf of the Indemnifying Party) assumes the defense of any Third-Party Claim, subject to Section 8.05(b), (A) it shall defend the Third-Party Claim actively and in good faith and (B) the Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s or Stockholder Representative’s, as applicable, right to control the defense thereof. If the Indemnifying Party or the Stockholder Representative, as applicable, does not have the right to, or elects not to, defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may pay, compromise and/or defend such Third-Party Claim and obtain indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Each Stockholder, the Stockholder Representative and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 6.06) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)                                 Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, if the Indemnifying Party or the Stockholder Representative has assumed the defense of a Third-Party Claim in accordance with Section 8.05(a), then such party shall not enter into settlement of the Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 8.05(b). If a firm offer is made to settle such Third-Party Claim solely in exchange for a cash payment without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party (including a permanent increase in future Taxes of the Indemnifying Party or any of its Affiliates and including a liability arising from the fact that the amount of such cash payment, together with the amount of all other pending claims for indemnification, exceed the maximum amount for which the Stockholders could be liable under this Article VIII) and provides, in customary form, for the unconditional release of each Indemnified Party from all Losses in connection with such Third-Party Claim and the Indemnifying Party or Stockholder Representative, as applicable, desires to accept and agree to such offer, the Indemnifying Party or Stockholder Representative, as applicable, shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) Business Days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer.  If, pursuant to Section 8.05(a),  Buyer has assumed the defense of any Third-Party Claim other than a Third-Party Claim described by subsections (A), (B), or (C) of Section 8.05(a)(ii), it shall have the right to agree to any settlement without the written consent of the Stockholders or the Stockholder Representative.

(c)                                  Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party (or, if Buyer is the Indemnified Party, the Stockholder Representative) prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is irreparably prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and shall indicate the estimated amount of the Loss that has been or may be sustained by the Indemnified Party, in each case, to the extent known and reasonably practical at the time.

(d)                                 Indemnification Payments.

(i)                                     Except as set forth in Section 8.05(d)(ii) below, if any Buyer Indemnified Party is entitled to receive any amount from the Stockholders under Section 8.02, Buyer shall be entitled to obtain recovery first from the Indemnification Escrow Amount for, and shall be entitled to payment from the Indemnification Escrow Amount of, as much of such amount as is available.  For the avoidance of doubt, only if such amount is insufficient for Buyer to recover the full amount otherwise owed to such party under Section 8.02, Buyer shall be entitled to payments by the Stockholders.

(ii)                                  If any Buyer Indemnified Party is entitled to receive any amount from the Stockholders under Section 8.02(d) or Section 8.02(j), Buyer shall be entitled to obtain recovery from the Stockholders, jointly and severally, without first seeking to obtain any recovery from the Indemnification Escrow Account; provided, however, that Buyer may seek such recovery from the Indemnification Escrow Account without first seeking recovery from the Stockholders, and in the event that Buyer obtains any such recovery from the Indemnification Escrow Account then, within five (5) Business Days after any such payment from the Indemnification Escrow Account, the Stockholders (or the Stockholders Representative on behalf of the Stockholders) shall deposit an amount equal to such payment with the Escrow Agent to be held in the Indemnification Escrow Account in accordance with the Escrow Agreement.

Section 8.06                            Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.07                            Exclusive Remedies. Subject to Section 11.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from any intentional or willful breach of this Agreement or fraud under applicable Law) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII and for claims arising from any intentional or willful breach of this Agreement or fraud under applicable Law. Nothing in this Section 8.07 shall limit any Person’s right to seek and obtain (a) equitable relief to which any Person shall be entitled pursuant to Section 11.11, (b) any remedy on account of any intentional or willful breach of this Agreement or fraud under applicable Law or (c) any remedy for any breach of any representation, warranty, covenant, agreement or obligation set forth in any Voting Agreement, any Transmittal Letter or any other agreement or instrument executed and delivered in connection with the transactions contemplated by this Agreement.

Section 8.08                            Release of Indemnification Escrow Amount. On the first Business Day following the Expiration Date, Buyer and the Stockholder Representative shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to distribute from the Indemnification Escrow Account to the Stockholder Representative for the benefit of the Stockholders the amount by which the amount then remaining in the Indemnification Escrow Account exceeds the aggregate amount of indemnification claims disbursed to Buyer pursuant hereto and the aggregate amount of indemnification claims made hereunder and then pending (the “Pending Claims”).  With respect to any Pending Claims, as soon as reasonably practicable following resolution of any such Pending Claims pursuant to the procedures set forth herein, Buyer and the Stockholder Representative shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to distribute from the Indemnification Escrow Account to the Stockholder Representative for the benefit of the Stockholders the amount, if any, of such Pending Claims which has not been paid to an Indemnified Party in connection with such resolution, plus the pro rata amount of any income earned on such amount and available in the Indemnification Escrow Account for distribution.

Section 8.09                            Materiality Qualifiers. The parties agree that, for purposes of this Article VIII, in determining whether any representation or warranty set forth in this Agreement (other than the representation and warranty set forth in subclause (a) of Section 4.09) has been breached and for purposes of determining the amount of Losses resulting therefrom, any and all “Material Adverse Effect,” “materiality,” “in all material respects” and similar exceptions and qualifiers set forth in any such representation and warranty shall be disregarded.

ARTICLE IX
STOCKHOLDER REPRESENTATIVE

Section 9.01                            Appointment of Stockholder Representative.  By voting in favor of the adoption of this Agreement and the consummation of the Merger or participating in the Merger and receiving the benefits thereof or by signing a Transmittal Letter, each Stockholder shall be deemed to have approved the designation of and designates the Stockholder Representative as the representative of such Stockholder and as the attorney-in-fact and agent for and on behalf of such Stockholder, with full power of substitution to act in the name, place and stead of such Stockholder in accordance with the terms of this Agreement and to act on behalf of such Stockholder in any amendment of or claim involving this Agreement, including claims for indemnification under this Agreement, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated hereby, including the exercise of the power to:

(a)                                 give and receive notices and communications to or from Buyer and other matters contemplated by this Agreement or hereby;

(b)                                 direct, on behalf of the Stockholder, the payment of any and all amounts due and payable to such Stockholder pursuant to this Agreement including, without limitation, by providing directions to Buyer on behalf of the Stockholder;

(c)                                  receive, for the benefit of the Stockholder, any amount payable to the Stockholder pursuant to this Agreement or the Escrow Agreement;

(d)                                 authorize the release or delivery to Buyer or any other Buyer Indemnified Party of all or a portion of the funds in the Adjustment Escrow Account and the Indemnification Escrow Account;

(e)                                  agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to Third-Party Claims and Direct Claims made on the Stockholders pursuant to Article VIII hereof;

(f)                                   agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to Appraisal Demands;

(g)                                  agree to, object to, negotiate, resolve, enter into settlements and compromises of, and submit to review by the Independent Accountants, any matters pursuant to Section 2.03;

(h)                                 incur any costs and expenses for the account of the Stockholders, manage the payment of such costs and expenses, and make all determinations which may be required or permitted to be taken by the Stockholders under this Agreement;

(i)                                     enforce the obligations, covenants and agreements of Buyer pursuant to this Agreement;

(j)                                    control on behalf of each Stockholder the privileges and information of all Stockholders pursuant to Section 11.13 hereof;

(k)                                 take all action necessary or desirable in connection with the waiver of any condition to the obligations of Enterprises to consummate the transactions contemplated by this Agreement;

(l)                                     negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated hereby, including the Escrow Agreement;

(m)                             take all actions that, under this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby, may be taken by a Stockholder (or the Stockholder Representative) and to do or refrain from doing any further act or deed on behalf of a Stockholder that the Stockholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby as fully and completely as a Stockholder could do if personally present; and

(n)                                 take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing.

The Stockholder Representative shall have authority and power to act on behalf of each such Stockholder with respect to the disposition, settlement or other handling of all Direct Claims and Third-Party Claims made on the Stockholders pursuant to, and with respect to all rights or obligations arising under, Article VIII hereof, as well as with respect to all rights and obligations arising pursuant to Section 2.04.  Each Stockholder shall be bound by all actions taken and documents executed by the Stockholder Representative pursuant to the power and agency granted herein, and Buyer and the other Buyer Indemnified Parties shall be entitled to rely on any action or decision of the Stockholder Representative acting in the Stockholder Representative’s capacity as such. No Buyer Indemnified Party shall have any liability to any Stockholder for any action taken or not taken in reliance upon any action taken by the Stockholder Representative. This power of attorney, and all authority hereby conferred, is granted subject to the interests of Buyer and Acquisition Sub hereunder and in consideration of the mutual covenants and agreements made herein and shall be irrevocable and shall not be terminated by any act of any Stockholder or by operation of Law, whether by the merger, dissolution, death or incapacity of any Stockholder or by the occurrence of any other event.

Section 9.02                            Successor Representative.  If the Stockholder Representative shall die, resign, become disabled, dissolve, liquidate, terminate or otherwise be unable to fulfill its responsibilities hereunder, the then-current trustee of the Lynn E. Gorguze Separate Property Trust dated April 21, 1998, or, if none, Cameron, shall, within 10 days after such death, resignation, disability, inability, dissolution, liquidation or termination, appoint a successor to the Stockholder Representative and promptly thereafter notify Buyer of the identity of such successor.  Any successor to the Stockholder Representative shall succeed the Stockholder Representative as Stockholder Representative hereunder, and all references to the Stockholder Representative in this Agreement shall be deemed to refer to such successor from and after the appointment thereof.  If for any reason there is no Stockholder Representative at any time, all references herein to the Stockholder Representative shall be deemed to refer to the Stockholders, acting, for purposes of any necessary joint action, by a majority in interest based on the ownership of the Shares as set forth on the Capitalization Table.  No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his or her services.  After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from each Stockholder.

Section 9.03                            Access to Information.  Prior to the Closing, the Stockholder Representative shall have reasonable access to information about Enterprises and the Company and the reasonable assistance of Enterprises’ and the Company’s officers and employees for purposes of performing the Stockholder Representative’s duties and exercising the Stockholder Representative’s rights hereunder, including to the Data Room, and the Stockholder Representative shall be entitled to keep, from and after the Closing, a complete copy of the Data Room (to be provided by Enterprises prior to the Closing Date); provided that, at all times after the date of this Agreement, the Stockholder Representative shall (a) use any nonpublic information from or about Enterprises, the Company or Buyer (including materials contained in the Data Room) solely to perform its obligations and exercise its rights under this Agreement, (b) treat confidentially and not disclose any nonpublic information from or about Enterprises, the Company or Buyer (including materials contained in the Data Room) to anyone (except (i) as required by Law or (ii) on a need to know basis to the Stockholder Representative’s employees, advisors and consultants and to the Stockholders, in each case who agree to treat such information in accordance with this Section 9.03 in a written agreement granting third party beneficiary rights to Buyer and its Affiliates) and (c) not have access to materials or information access which could result in the loss of attorney-client privilege by Enterprises or the Company, as determined in Buyer’s sole discretion.

Section 9.04                            Indemnification of Stockholder Representative. Each Stockholder shall severally indemnify and hold the Stockholder Representative harmless from and against any Losses arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement or the Escrow Agreement, including any amounts paid by the Stockholder Representative on behalf of the Stockholders to replenish the Indemnification Escrow Account in accordance with Section 2.04(c) hereof (collectively, “Stockholder Representative Losses”), in each case as such Stockholder Representative Loss is suffered or incurred; provided, that in the event that any such Stockholder Representative Loss is finally adjudicated to have been primarily caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Stockholders the amount of such indemnified Stockholder Representative Loss attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Stockholders, any such Stockholder Representative Losses may be recovered by the Stockholder Representative from (a) the Stockholder Representative Retained Amount, and (b) the Indemnification Escrow Amount at such time as remaining amounts would otherwise be distributable to the Stockholders, if any; provided, that while this section allows the Stockholder Representative to be paid from Stockholder Representative Retained Amount, and the Indemnification Escrow Amount, this does not relieve the Stockholders from their obligation to promptly pay such Stockholder Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise.  Each Stockholder shall bear its pro rata portion (based on the ownership of the Shares as set forth on the Capitalization Table) of such Stockholder Representative Loss.  The Stockholder Representative shall not be liable to any Stockholder with respect to any action or omission taken or omitted to be taken by the Stockholder Representative pursuant to this Agreement or the Escrow Agreement, except for the Stockholder Representative’s gross negligence or willful misconduct.  The Stockholder Representative shall not be responsible to any Stockholder in any manner whatsoever for any failure or inability of Buyer or any other Person to honor any of the provisions of this Agreement.  The Stockholder Representative shall be fully protected by the Stockholders in acting on and relying upon any written notice, direction, request, waiver, notice, consent, receipt or other paper or document which the Stockholder Representative in good faith believes to be genuine and to have been signed or presented by the proper party or parties.  The Stockholder Representative shall not be liable to the Stockholders for any error of judgment, or any act done or step taken or omitted by the Stockholder Representative in good faith or for any mistake in fact or Law, or for anything which the Stockholder Representative may do or refrain from doing in connection with this Agreement, except for the Stockholder Representative’s own bad faith, willful misconduct or gross negligence. The Stockholder Representative may seek the advice of legal counsel, engage experts or otherwise incur reasonable expenses in the event of any dispute or question as to the construction of any of the provisions of this Agreement or the Stockholder Representative’s duties hereunder or thereunder, and it shall incur no liability to the Stockholders with respect to any action taken, omitted or suffered by it in good faith in accordance with the opinion of such counsel.

Section 9.05                            Stockholder Representative Retained Amount.  The Stockholder Representative shall be entitled to utilize and expend, and shall be fully protected in utilizing and spending, the Stockholder Representative Retained Amount for paying any obligation or liability of the Stockholder Representative or the Stockholders under this Agreement or the Escrow Agreement and for the costs and expenses (including reasonable attorneys’ fees and costs) incurred by the Stockholder Representative in performing any of the powers reserved to it.  The Stockholders will not receive any interest or earnings on the Stockholder Representative Retained Amount and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Retained Amount other than as a result of its gross negligence or willful misconduct.  As soon as practicable following the completion of all of the Stockholder Representative’s responsibilities, the Stockholder Representative shall release to the Stockholders, the balance of Stockholder Representative Retained Amount, less the aggregate amount of claims validly made against such funds by the Stockholder Representative.  For tax purposes, the Stockholder Representative Retained Amount will be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing.

ARTICLE X
TERMINATION

Section 10.01                     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                                 by the mutual written consent of Enterprises and Buyer;

(b)                                 by Buyer by written notice to Enterprises if:

(i)                                     Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Enterprises pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure is not reasonably expected to be cured by Enterprises by December 31, 2014 (the “Drop Dead Date”);

(ii)                                  any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants or agreements required to be performed or complied with by it prior to the Closing;

(c)                                  by Enterprises by written notice to Buyer if:

(i)                                     Enterprises is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure is not reasonably expected to be cured by Buyer by the Drop Dead Date; or

(ii)                                  any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Enterprises to perform or comply with any of the covenants or agreements to be performed or complied with by it prior to the Closing; or

(d)                                 by Buyer or Enterprises by written notice to all other parties in the event that:

(i)                                     there shall be any Law that has the effect of making consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)                                  any Governmental Authority shall have issued a Governmental Order that has the effect of restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 10.02                     Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)                                 as set forth in this Article X and Article XI hereof; and

(b)                                 that nothing herein shall relieve any party hereto from liability for fraud or any intentional breach of any provision hereof.

ARTICLE XI
MISCELLANEOUS

Section 11.01                     Expenses. Except as otherwise expressly provided herein (including Section 6.11 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that (a) Buyer shall be responsible for all filing and similar fees payable in connection with any filings or submissions under Regulatory Laws and (b) the Stockholders, jointly and severally, shall be responsible for all Closing Payments (except to the extent paid pursuant to or calculated as part of the Working Capital Adjustment).

Section 11.02                     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand or facsimile transmission (with confirmation of receipt); (b) on the first Business Day after the date deposited, airbill prepaid, with the carrier if sent by nationally recognized overnight courier; or (d) on the third Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

If to Stockholder Representative:	Lynn E. Gorguze
Cameron Holdings Corporation
1200 Prospect Street, Suite 325
La Jolla, California 92037
	Facsimile:	(858) 551-1343

with a copy (which shall not constitute notice) to:	Polsinelli PC 100 S. Fourth Street, Suite 1000
St. Louis, Missouri 63102
	Attention:	Jon Bierman, Esq.
	Facsimile:	(314) 754-8364

If to Enterprises (prior to the Closing):	Henderson Enterprises Group, Inc.
c/o Cameron Holdings Corporation
8000 Maryland Avenue, Suite 1190
Clayton, Missouri 63105
	Attention:	Brian Lovett
	Facsimile:	(314) 984-0751

with a copy (which shall not constitute notice) to:	Polsinelli PC 100 S. Fourth Street, Suite 1000
St. Louis, Missouri 63102
	Attention:	Jon Bierman, Esq.
	Facsimile:	(314) 754-8364

If to Buyer or Acquisition Sub:	c/o Douglas Dynamics, Inc.
7777 North 73rd Street
P.O. Box 245038
Milwaukee, Wisconsin 53224-9538
	Attention:	James L. Janik
	Facsimile:	(414) 433-1808

with a copy (which shall not constitute notice) to:	Foley & Lardner LLP 777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
	Attention:	Jay O. Rothman
Bryan S. Schultz
	Facsimile:	(414) 297-4900

Section 11.03                     Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles,

Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 11.04                     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 11.05                     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.06                     Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 11.07                     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of Buyer and the Stockholder Representative, which consent shall not be unreasonably withheld or delayed; provided, however, that, without such consent, Buyer and Acquisition Sub may transfer or assign, in whole or in part from time to time, its rights and obligations under this Agreement (a) to one or more of the wholly-owned subsidiaries of Buyer, (b) in connection with a merger or consolidation involving Enterprises or other disposition of all or substantially all of the assets of Enterprises or (c) to the Lender and any other financing sources for collateral purposes. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 11.08                     No Third-party Beneficiaries. Except as provided in Section 6.05 and Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.09                     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Buyer and the Stockholder Representative. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this

Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 11.10                     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)                                 All maters arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)                                 ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF MISSOURI (EASTERN DIVISION) OR THE COURTS OF THE STATE OF MISSOURI LOCATED IN THE COUNTY OF ST. LOUIS, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS (AND ALL APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(C).

Section 11.11                     Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12                     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A counterpart of this Agreement executed or delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as execution and delivery of an original signed copy of this Agreement.

Section 11.13                     Representation of the Stockholders After Closing.  Polsinelli PC has acted as counsel for Enterprises and the Company in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”) and in that connection not as counsel for any other Person, including without limitation, Buyer.  The parties acknowledge the community of interest between Enterprises, the Company, and the Stockholders in view of the fact that the Stockholders hold the Shares and, therefore, agree to the following:

(a)                                 The attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from Polsinelli PC’s representation of Enterprises and the Company prior to and up to the Closing in connection with the Acquisition Engagement, and all information and documents covered by such privilege or protection (whether oral, written, electronic, or any other format), shall belong to and be controlled exclusively by the Stockholder Representative, and may be waived only by Stockholder Representative, and not Buyer, the Surviving Entity, Enterprises or the Company, and shall not pass to or be claimed or used by Buyer, the Surviving Entity, Enterprises or the Company. This ongoing protection includes communications concerning the Acquisition Engagement that are protected under the attorney/client privilege and are made to and from Company officers, directors, employees and constituents prior to the Closing.  Without limiting the generality of the foregoing, upon and after the Closing, (i) the Stockholder Representative shall be the sole holder of the attorney-client privilege with respect to the Acquisition Engagement, and none of the Surviving Entity, Buyer or the Company shall be a holder thereof, (ii) to the extent that files of Polsinelli PC in respect of the Acquisition Engagement in the possession of Polsinelli PC constitute property of Enterprises or the Company, only the Stockholder Representative shall hold such property rights and none of the Surviving Entity, Buyer or the Company shall have access to any such files, and (iii) Polsinelli PC shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Entity, Buyer or the Company by reason of any attorney-client relationship between Polsinelli PC and Enterprises or the Company with respect to the Acquisition Engagement.  For the avoidance of doubt, control of the following shall not be transferred or assigned to the Surviving Entity, Buyer or the Company at the Closing and shall instead be deemed automatically transferred at the Closing, without the necessity of further action by Enterprises or the Company, to the Stockholder Representative: (x) any attorney-client privilege of Enterprises or the Company in connection with the Acquisition Engagement; and (y) all emails, correspondence, invoices, recordings, and other documents or files, evidencing or reflecting communications between Enterprises or the Company and Polsinelli PC, and all files maintained by any law firm or legal counsel, in each case, to the extent pertaining to the transactions contemplated by this Agreement. Notwithstanding the foregoing, if a dispute arises between Buyer or any of its Affiliates (including the Surviving Entity and the Company) and a third party (other than a Stockholder after the Closing), then the Surviving Entity or the Company, to the extent applicable, may assert the attorney-client privilege to prevent disclosure to such third party of communications by or to Polsinelli PC; provided, however, that neither the Surviving Entity nor the Company may waive such privilege without the prior written consent of the Stockholder Representative (which consent shall not unreasonably be withheld or delayed).

(b)                                 If the Stockholders or the Stockholder Representative, as applicable, so desire, and without the need for any consent or waiver by Enterprises, the Company, the Surviving Entity, or Buyer, Polsinelli PC shall be permitted to represent the Stockholders and/or the Stockholder Representative after the Closing in connection with the transactions contemplated by this Agreement or any disagreement or dispute relating thereto.  Without limiting the generality of the foregoing, after the Closing, Polsinelli PC shall be permitted to represent each Stockholder, the Stockholder Representative, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration, mediation, negotiation or other adversary proceeding) with Enterprises, the Company, the Surviving Entity, Buyer, or any of their agents or Affiliates under or relating to this Agreement or any transaction contemplated by this Agreement (such as claims for indemnification and disputes involving agreements entered into in connection with this Agreement). Enterprises, the Company and each Stockholder consent to Buyer’s consultation with legal, accounting and other professional advisors to Enterprises, the Company and/or such Stockholder relating to the advice rendered to Enterprises, the Company and/or such Stockholder prior to the Closing regarding the business, assets or liabilities of Enterprises or the Company, except to the extent relating to the execution or negotiation of this Agreement or the transactions contemplated hereby.

Each of the Stockholders, Enterprises (on behalf of itself and the Company), Buyer, Acquisition Sub, and (from and after the closing) the Surviving Entity consent to the arrangements in this Section 11.13 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Polsinelli PC permitted hereunder.

Section 11.14                     No Recourse to Financing Sources.  Notwithstanding anything in this Agreement to the contrary, prior to the Closing: (i) no financing source shall have any liability for any obligations or liabilities of Enterprises or the Company for any claim by Enterprises or the Company (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith and (ii) in no event shall Enterprises or the Company (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any financing source or (B) seek to enforce the commitments against, make any claims for breach of the commitments contained in the Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, any financing source for any reason, including in connection with the Commitment Letter or the obligations of the financing sources thereunder (it being understood that nothing in this Section 11.14 shall in any way limit or qualify the obligations and liabilities of the parties to the Commitment Letter to each other or in connection therewith).  The financing sources are third party beneficiaries of Section 11.10 and this Section 11.14.  For purposes of this Section 11.14, “Commitment Letter” shall include the Commitment Letter as amended, restated, amended and restated, supplemented or modified.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENTERPRISES:

HENDERSON ENTERPRISES GROUP, INC.

By	/s/ Donald C. Metzger
Donald C. Metzger, Executive Vice President

Enterprises’ Counterpart Signature Page to
Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:

DOUGLAS DYNAMICS, INC.

By	/s/ James L. Janik
James L. Janik, Chief Executive Officer

Buyer’s Counterpart Signature Page to
Merger Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACQUISITION SUB:

DDIZ ACQUISITION, INC.

By	/s/ James L. Janik
James L. Janik, President

Acquisition Sub’s Counterpart Signature Page to
Merger Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STOCKHOLDER REPRESENTATIVE:

/s/ Lynn E. Gorguze
LYNN E. GORGUZE

Stockholder Representative’s Counterpart Signature Page to
Merger Agreement